NABI

02055640

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SUPPL

Security Exchange Commisson
Division of Corporate Finance
Office of International Corp. Finance

450 Fifth Street
Washington, 20549
USA

Date: October 17, 2002 Re: Articles of Association File No. 82-4925 Page No.: 1/1

Dear Sir / Madam,

Please find enclosed the following documents:

- Interim Report, H1 2002
- Invitation to the Extraordinary General Meeting of Shareholders
- Resolutions of the EGM
- Articles of Association
- Press releases May 2002 – October 2002

Should you need any further documents do not hesitate to contact us.

Sincerely,

Ákos Érsek
Corporate Affairs Director

dlw 11/14

H1 2002

NABI

INTERIM REPORT

H1 2002

AUGUST 14, 2002

Summary

The NABI Group continued its growth strategy, while further investing in its business development plans for the future.

Consolidated total revenue increased to US$ 180 million for the six months ended June 30, 2002 from US$ 179 million a year earlier. The Group delivered 425 vehicles in the US, nearly 100 units less than reported in the same period of 2001, when revenues for 79 buses – produced in Q4.2000 – were also recognized. In the UK market however, deliveries were up by 58 percent year-on-year assisted by market growth of 4 percent in the heavy-duty bus segment where Optare's market share increased from 9 percent in 2001 to 12.8 percent by the end of the period.

Cost of goods sold amounted to 88.1 percent of total revenues exceeding that of the corresponding period of 2001 by 2 percentage points attributable to a reclassification of US$ 4.5 million worth of expenses previously accounted for as SG&A (also see 3.5). While SG&A expenses nominally declined in the period it actually includes a US$ 2 million one-off element and a US$ 2.5 million ongoing element primarily associated with various investment programs as explained under 4.3.

As part of the Group's investment activities the first stage of the Kaposvár Manufacturing Complex, that produces composite bus bodies and parts, became operational as the transfer of the CompoBus™ technology was completed. Second phase development at the Kaposvár Complex creating assembly capacity was on schedule for completion in the fourth quarter of the year. Shortly after the end of the period the new Alero facility at Optare's Rotherham plant was commissioned.

The European strategy of the Group also progressed as homologization testing started on the pilot left-hand-drive Solo and the second order for the Excel model for Hungary was received.

Development of certified management systems at the Budapest operation achieved a substantial milestone following the end of the period in early August when the Occupational Health and Safety System of the plant (OHSAS) was accredited according to the international OHSAS 18001 standard. NABI was fourth in Hungary to receive such certification, which completed the integrated quality management system of the plant.

The current interim report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt." or the "Company" and its 100 percent owned subsidiaries "NABI Inc." and "Optare Holdings Ltd." or "Optare") during the first six months of 2002.

This consolidated flash report – based on US GAAP – contains data and statements regarding the reporting period that are correct to best knowledge of management. Every substantive fact to date that may have a significant bearing on the position of the company and known to management has been included in this report. Forecasted future events can be influenced by unforeseeable risks.

August 14, 2002

András Rácz	Roger Fossey
Chief Executive Officer	Chief Financial Officer

1. Sales and Order Backlog

1.1. Bus manufacturing and deliveries

The Group sold 692 buses during the first six months of 2002, 1 less than the 693 buses sold in the same period of 2001 and 174 units more compared to the first half of 2000. Bus sales revenue amounted to US$157.9 million, or 87.7 percent of total revenue compared to US$162.3 million achieved during the first half in 2001 and US$109.7 million in the same period of 2000.

Number of Bus Deliveries According to Market and Type

Market	Bus type	June 30, 2002	June 30, 2001	June 30, 2000
USA	35/40-foot (heavy-duty)	415	448	261
	60-foot articulated (heavy-duty)	0	27	17
	30-foot (medium-duty)	10	49	0
USA MARKET TOTAL:		**425**	**524**[(1)]	**278**
United Kingdom	Single deck under 7.5t	79	45	60
	Single deck over 7.5t	171	116	174
	Double deck (over 7.5t)	17	8	6
UK MARKET TOTAL:		**267**	**169**	**240**
GRAND TOTAL		**692**	**693**	**518**

[(1)] Note: Figure contains 79 vehicles that customers have accepted for final delivery in Q4.2000, however revenue on which could only be accounted for in Q1.2001 as according to the Group's amended revenue recognition policy.

1.2. Sales of aftermarket parts and services

US$ 21.0 million consolidated sales of aftermarket parts and services were achieved during first half of 2002, showing an increase of 15.7 percent on the US$ 18.1 million achieved in the same period in 2001 and an increase of 37.2 percent on US$ 15.3 million realized during first half of 2000.

1.3. Bus order backlog

The consolidated bus order-and-option-backlog of the Group at the end June 2002 contained over 3,200 buses for delivery before the end of 2005 with a cumulative value exceeding US$ 1 billion.

As NOVABus reduced its operations in the US market, NABI agreed to deliver 80 vehicles to the city of Dallas, Texas which order also contains a 100% option.

2. Financial statements – in accordance with US GAAP

Condensed Consolidated Balance Sheets as at June 30, 2002, 2001 and 2000 (unaudited)

Figures in US$ thousands	June 30, 2002	June 30, 2002/ June 30, 2001 (%)	June 30, 2001	June 30, 2001/ June 30, 2000 (%)	June 30, 2000
Cash and cash equivalents	6,542	95.34%	6,862	275.79%	2,488
Receivables	34,679	68.76%	50,439	115.83%	43,544
Inventories	71,295	113.79%	62,653	121.28%	51,659
Deferred income taxes	1,560	89.37%	1,745	572.13%	305
Prepaid expenses and other	4,781	165.33%	2,892	136.75%	2,115
TOTAL CURRENT ASSETS	**118,857**	**95.40%**	**124,590**	**124.45%**	**100,111**
Intangible assets, net	-	0.00%	390	66.75%	584
Property and equipment, net	54,089	125.63%	43,055	113.45%	37,950
Goodwill	18,728	99.74%	18,777	100.45%	18,694
Deferred debt issuance costs	318	76.17%	418	76.68%	545
Other	140	7.72%	1,818	2633.49%	69
TOTAL NON-CURRENT ASSETS	**73,276**	**113.68%**	**64,458**	**111.44%**	**57,842**
TOTAL ASSETS	**192,132**	**101.63%**	**189,048**	**119.69%**	**157,954**
Notes payable	22,052	72.55%	30,396	143.19%	21,228
Current portion of long term debt	2,203	178.14%	1,237	152.37%	812
Accounts payable	36,651	88.57%	41,379	128.50%	32,201
Warranty provisions	7,115	159.97%	4,448	155.42%	2,862
Accrued and other liabilities	4,189	63.14%	6,634	188.90%	3,512
Deferred income taxes	0	0.00%	(181)	-37.36%	484
TOTAL CURRENT LIABILITIES	**72,210**	**86.05%**	**83,913**	**137.34%**	**61,098**
Long term notes and capital lease obligations, net of debt discount	33,127	113.86%	29,095	81.15%	35,853
Other long term liabilities	0	0.00%	300	21.38%	1,401
Obligations under residual value guarantees	3,046	152.22%	2,001	n.a.	-
Deferred revenue	6,915	124.30%	5,563	n.a.	-
TOTAL NON-CURRENT LIABILITIES	**43,088**	**116.58%**	**36,959**	**99.21%**	**37,254**
Negative goodwill	0	0.00%	111	58.63%	189
Share capital	25,474	100.93%	25,241	101.16%	24,951
Additional paid in capital	25,612	102.81%	24,913	103.12%	24,159
Retained earnings	26,101	137.77%	18,945	176.82%	10,714
Accumulated other comprehensive income	(353)	34.20%	(1,033)	251.46%	(411)
TOTAL SHAREHOLDERS' EQUITY	**76,834**	**112.88%**	**68,065**	**114.56%**	**59,413**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**192,132**	**101.63%**	**189,048**	**119.69%**	**157,954**

Movements in Consolidated Shareholder's Equity for the half year ended June 30, 2002 (unaudited)

Figures in US$ thousands	December 31, 2001	Net income for the half year	Foreign currency translation adjustment	June 30, 2002
Share capital	25,474	0	0	25,474
Additional paid in capital	25,612	0	0	25,612
Retained earnings	20,351	5,750	0	26,101
Accumulated Other Comprehensive Loss	(771)	0	417	(353)
SHAREHOLDERS' EQUITY	**70,666**	**5,750**	**417**	**76,834**

Condensed Consolidated Statements of Income and Comprehensive Income for the half years ended June 30, 2002, 2001 and 2000 (unaudited)

Figures in US$ thousands, except where otherwise indicated	June 30, 2002	June 30, 2002/ June 30, 2001 (%)	June 30, 2001	June 30, 2001/ June 30, 2000 (%)	June 30, 2000
Net sales	179,240	100.24%	178,809	142.68%	125,319
Deferred revenue	733	454.77%	161	n.a.	0
TOTAL REVENUE	**179,973**	**100.56%**	**178,970**	**142.81%**	**125,319**
Cost of Sales	(158,550)	102.85%	(154,157)	140.34%	(109,849)
GROSS PROFIT	**21,423**	**86.34%**	**24,812**	**160.39%**	**15,470**
Gross margin (%)	*11.90*		*13.86*		*12.34*
Selling, General & Administrative Expenses	(13,393)	98.40%	(13,611)	128.50%	(10,593)
Accretion / (Amortization) of goodwill	72	-15.26%	(469)	117.52%	(399)
OPERATING INCOME	**8,101**	**75.49%**	**10,732**	**239.67%**	**4,478**
Operating margin (%)	*4.50*		*6.00*		*3.57*
Other income / (expense) net	346	-113.87%	(304)	50.51%	(602)
Amortization of debt discount	(517)	117.79%	(439)	128.69%	(341)
Amortization of deferred debt issue cost	(47)	90.29%	(52)	110.85%	(47)
Interest income	50	285.97%	17	9.75%	178
Interest expense	(1,604)	57.08%	(2,811)	133.21%	(2,110)
INCOME BEFORE INCOME TAX	6,329	88.60%	7,143	459.11%	1,556
Income tax (expense) / benefit	(579)	96.83%	(598)	181.12%	(330)
NET INCOME before cumulative effect of change in accounting policy	**5,750**	**87.85%**	**6,545**	**533.98%**	**1,226**
Cumulative effect of change in accounting policy	-	n.a.	-	n.a.	(1,035)
NET INCOME	**5,750**	**87.85%**	**6,545**	**3430.79%**	**191**
NET INCOME margin (%)	*3.19*		*3.66*		*0.15*
Currency translation adjustment (loss) / gain	417	-92.45%	(451)	109.85%	(411)
COMPREHENSIVE INCOME	**6,167**	**101.21%**	**6,094**	**-2767.31%**	**(220)**
Number of shares in issue at period end (HUF 1,000 per share)	4,624,600	101.43%	4,624,600	102.00%	4,470,000
EARNINGS PER SHARE IN US$	**1.24**	**85.16%**	**1.42**	**540.74%**	**0.27**
FULLY DILUTED EARNINGS PER SHARE IN US$ (1)	**1.18**	**80.99%**	**1.42**	**540.74%**	**0.27**
HUF/US$ exchange rate as at the closing day of the period	HUF246.72/US$1		HUF287.39/US$1		HUF274.00/US$1
GBP / US$ exchange rate as at the closing day of the period	US$1.5328/GBP1		US$1.4875/GBP1		US$1.518/GBP1

(1) the calculation of fully diluted earnings per share includes 238,400, nil and 78,736 options in 2002, 2001and 2000, respectively, for which the exercise prices were equal to or below the average market price of NABI shares on the Budapest Stock Exchange during the period.

Condensed Consolidated Statements of Income and Comprehensive Income for the three month periods ended March 31 and June 30, 2002 (unaudited)

Figures in US$ thousands, except where otherwise indicated	March 31, 2002	June 30, 2002
Net sales	90,639	88,601
Deferred revenue	366	367
TOTAL REVENUE	91,005	88,968
Cost of Sales	(79,420)	(79,130)
GROSS PROFIT	11,585	9,838
Gross margin (%)	*12.73*	*11.06*
Selling, General & Administrative Expenses	(6,506)	(6,887)
Accretion / (Amortization) of goodwill	20	52
OPERATING INCOME	5,099	3,002
Operating margin (%)	*5.6*	*3.37*
Other income / (Expense) net	(390)	736
Amortization of debt discount	(258)	(259)
Amortization of deferred debt issuance cost	(24)	(23)
Interest income	17	33
Interest expense	(793)	(811)
INCOME BEFORE INCOME TAX	3,651	2,678
Income tax (expense) / benefit	(331)	(248)
NET INCOME	3,320	2,430
Net margin (%)	*3.65*	*2.73*
Currency translation adjustment (loss) / gain	(205)	622
COMPREHENSIVE INCOME	3,115	3,052
NUMBER OF SHARES in issue at period end (HUF 1,000 PER SHARE)	4,624,600	4,624,600
EARNINGS PER SHARE IN US$	0.72	0.52
DILUTED EARNING PER SHARE IN US$	0.69	0.49

NABI Rt. (Machinery)
Újszász utca 45, Budapest 1165
Tel: 401-7100, Fax: 407-2931, E-mail: corporate.office@nabi.hu
Contact person: Ákos Érsek Corporate Affairs Director

Condensed Consolidated Statements of Cash Flows for the half years ended June 30, 2002, 2001 and 2000 (unaudited)

Figures in US$ thousands	June 30, 2002	June 30, 2001	June 30, 2000
Net income	5,750	6,545	191
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,197	2,666	2,006
Amortization of deferred revenue	(733)	-	-
Amortization of goodwill	-	469	399
Accretion of negative goodwill	(72)	-	-
Amortization of debt discount	517	439	313
Amortization of deferred debt issuance cost	47	52	75
Warranties	833	198	6
Deferred income tax provision	205	(325)	(662)
Foreign currency translation loss	-	-	1,035
Adjustment to goodwill	-	(446)	-
Changes in assets and liabilities:			
Accounts receivable, net	41,276	(3,164)	(12,637)
Inventories	(6,568)	14,114	(10,192)
Prepaid expenses and others	1,033	(448)	(709)
Accounts payable	(23,358)	5,277	(4,082)
Accrued liabilities and others	(409)	1,656	825
Increase in obligations under residual value guarantees	-	2,001	-
Increase in deferred revenue	-	5,563	-
Other assets / (liabilities)	(22)	(156)	214
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	**21,695**	**34,442**	**(23,218)**
Cash-flows from investing activities:			
Purchase of property and equipment	(7,023)	(6,941)	(3,015)
Purchase of business, net of cash	-	-	(19,044)
NET CASH USED IN INVESTING ACTIVITIES	**(7,023)**	**(6,941)**	**(22,059)**
Cash flows from financing activities:			
Capital contribution	-	(810)	-
Short-term loans	(11,467)	(21,665)	5,065
Long-term loans	932	(361)	36,909
NET CASH PROVIDED BY / (USED IN) FINANCING ACTIVITIES	**(10,536)**	**(22,836)**	**41,974**
Effect of foreign exchange rates on cash	417	(451)	(411)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**4,554**	**4,214**	**(3,715)**
Cash & cash equivalents, beginning of period	1,988	2,648	6,203
Cash & cash equivalents, end of period	6,542	6,862	2,488

3. Basis of Presentation of the Financial Statements and Summary of Significant Accounting Policies

3.1 Basis of presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying condensed consolidated financial statements, which are unaudited, include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The condensed consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

NABI Rt. uses the United States Dollar ("US$") as its functional currency to reflect the primary currency in which the Group conducts its business. Non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been re-measured into the US$ using historical exchange rates. Non US$ denominated monetary assets and liabilities have been re-measured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare uses the British Pound as its functional currency. The assets and liabilities of Optare are translated into US$ at period-end exchange rates, while the results of Optare's operations are translated at the weighted average exchange rates for the period. Foreign currency translation gains or losses are recorded as a component of other comprehensive loss in the accompanying condensed consolidated statement of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the accompanying condensed consolidated balance sheet.

3.4 Restatements

Certain buses delivered during the half-year to June 30, 2001, which were accounted for as sales in the Interim Report at June 30, 2001, were accounted for as leased assets in the Group's full year 2001 financial statements. The comparative 2001 financial statements have been restated in the accompanying financial statements to reflect this change.

The first half of 2000 has been also re-stated to reflect the revenue recognition change adopted starting January 1, 2000.

3.5 Change in Classification of Costs

With effect from January 1, 2002, NABI Rt changed the accounting classification of certain general and administrative expenses related to production, maintenance, product development and logistics functions to be consistent with the classification applied by other group companies. This change in classification had the effect of reducing Selling, General and Administrative Expenses by US$ 4.5 million and increasing Cost of Sales by US$ 3.5 million in the half year ended June 30, 2002, with US$ 1 million being included in inventory of the Hungarian company at June 30, 2002.

3.6 Change in Accounting Policy

With effect from January 1, 2002, in accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group has ceased to amortize goodwill and wrote off negative goodwill. The net amount of goodwill amortized in the half years ended June 30, 2001 and 2000, was US$ 469 and 399

thousand, respectively. The amount of negative goodwill accreted in the half year ended June 30, 2002 was US$ 72 thousand.

4. Financial Review

Companies under consolidation

Name	Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 39.25 million	100%	100%	Fully owned
Optare Holdings Ltd.	GBP 4.28 million	100%	100%	Fully owned

Significant off-balance-sheet liabilities

Description	*Value*
Various Forward FOREX contracts for the conversion of GBP to EUR 888 thousand	N/A
Various forward FOREX contracts for the conversion of US$ 72 thousand to GBP	N/A

US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	See 3.6
Seasonal earnings expenses	*No*
Material changes in the estimation of income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

4.1 Total Revenue

Net sales of buses and spare parts were US$179.2 million (including US$0.3 million other sales) during the first half of 2002, a 0.24 percent increase over the comparable period in 2001, and a 43.6 percent increase compared to the first six months of 2000. Bus sales revenues were US$157.9 million of which US$130.2 million were derived from the United States market and US$28.4 million from the UK market. Spare parts and aftermarket sales revenues were US$21.0 million during the first half of 2002, a 15.7 percent increase over the comparable period in 2001.

Total revenue in 2002 and 2001 includes deferred revenue related to deliveries of 30LFN buses in 2001 on which revenue is being recognized over several years, as an operating lease (see point 3.4). Deferred revenue recognized in the first half of 2002 was US$ 0.7 million, compared to US$ 0.2 million recognized in the comparable period in 2001. 48 bus units were delivered to the customer during the first half of 2001 whereas the first half of 2002 reflects the full six months revenue from the total of 75 bus units which were all delivered during 2001.

4.2 Cost of Sales and Gross Profit

Cost of sales for the six months ended June 30, 2002 increased 2.9 percent to US$ 158.6 million from US$ 154.2 million for the first half of 2001. As a percent of consolidated total revenue, cost of sales increased to 88.1 percent for the most recent six months period compared to 86.1 percent during the period ended June 30, 2001. The primary reason for the increase relates to the change in the accounting classification of certain cost elements at NABI Rt. (see 3.5) and additional warranty provisions made on buses sold in earlier years in the amount of approximately US$ 1.0 million which

relate principally to a defect in a particular part installed on certain buses which has only become apparent after the buses have been in operation with customers for a period of time.

Gross profit for the six months ended June 30, 2002 was US$ 21.4 million, a decline of 13.7 percent or approximately US$ 3.4 million compared to the gross profit of US$ 24.8 million for the first six months of 2001. The primary reason for the decline was due to lower bus sales and increased cost of goods sold.

4.3 Operating Income

SG&A expenses for the six months ended June 30, 2002 were US$ 13.4 million. As explained in point 3.5, certain costs have been classified to Cost of Goods Sold for the six months ended June 30, 2002 whereas they have been classified as part of SG&A in the prior periods and thus the reported amounts for these periods are not directly comparable. The underlying increase in SG&A costs compared to the equivalent six months period ended June 30, 2001 is 32 percent. This increase consist of (A) US$ 2 million of one-off expenses attributable to (i) direct labor expenses in Kaposvár, (ii) composite technology transfer, and (iii) legal fees in the USA; and (B) a US$ 2.5 million ongoing element related to investment programs (Kaposvár, Rotherham, aftermarket).

The Group recorded operating income of US$ 8.1 million for the first six months of 2002 compared to US$ 10.7 million during the first half of 2001. As a percent of sales, operating income declined to 4.5 percent during the most recent six months period compared to 6.0 percent in the prior year.

The US$2.6 million decrease in operating income was primarily due to the US$ 3.4 million decline in gross profit, partially offset by the US$ 0.5 million decrease in amortization of Goodwill.

4.4 Other Income (Expense), Net

Other income was US$ 0.3 million for the first six months of 2002, as compared with a net expense of US$ 0.3 million for the first half of 2001, primarily due to foreign currency fluctuations.

4.5 Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA")

Consolidated EBITDA for the Group was US$ 11.6 million for the first half of 2002 compared with US$ 13.6 million for the same period of 2001. As defined by the Company, EBITDA does not include amortization/ accretion of goodwill, deferred debt issuance cost amortization or debt discount amortization.

4.6 Income Before Income Tax

Income before income tax declined by US$ 0.8 million, or 11.4 percent, to US$ 6.3 million for the six months ended June 30, 2002 compared to US$ 7.1 million for the comparable period in 2001. The 2002 result benefited from a 42.9 percent reduction in interest expense of US$ 1.2 million when compared to the interest expense incurred during the first six months of 2001.

4.7 Net Income

The Group reported net income of US$ 5.8 million for the six months ended June 30, 2002 compared to US$ 6.5 million for the comparable period in 2001, a decrease of 12.1 percent. The US$ 6.5 million reported for the first half of 2001 represented an increase of US$ 5.3 million compared to the first half of 2000. Prime reason for the change is related to the transfer of 79 buses from Q4.2000 to Q1.2001 artificially boosting 2001 net income figures by US$ 2.7 million.

4.8 Changes in Balance Sheets Items

4.8.1 Receivables

Receivables declined 31.2 percent to US$ 34.7 million as of June 30, 2002 compared to US$ 50.4 million as of June 30, 2001. The significant reduction was primarily due to a more efficient collection of receivables and progress payments arrangements with a significant customer.

4.8.2 Inventories

Inventories increased by US$ 8.6 million, or 13.79 percent from June 30, 2001 to June 30, 2002 mainly due to (i) US$ 3.1 million increase in work in process inventory in the US, (ii) US$ 2.7 million related to increased number of shells and chassis in progress in HU, (iii) approximately US$ 1.0 million, the effect of the accounting treatment mentioned in point 3.5 and (iv) an increase of US$ 1.0 million in US manufacturing components inventory.

4.8.3 Prepaid expenses

Prepayments and other assets amounted to US$4.8 million at June 30, 2002, an increase of 65.3 percent compared to June 30, 2001, partially due to increases in (i) advances for construction in progress in Kaposvár Hungary, (ii) the reclaim of custom duty reclaim in Hungary and, (iii) prepaid insurance in the US.

4.8.4 Property and equipment, net

Property and equipment amounted to US$ 54.1 million as of June 30, 2002, an increase of 25.6 percent compared to June 30, 2001. The increase is mainly attributable to (i) an increase in buses leased out under operating leases (see point 3.4), (ii) construction of the new facility at Kaposvár, Hungary and, (iii) factory expansion at Rotherham, UK.

4.8.5 Notes payable

Notes payable amounted to US$ 22.1 million as of June 30, 2002, a decrease of 27.5 percent compared to June 30, 2001 primarily linked to accelerated payments from clients (see point 4.8.1).

4.8.6 Current portion of long term debt

Current portion of long-term debt increased to US$ 2.2 million as of June 30, 2002 compared to US$ 1.2 million as of June 30, 2001 due to repayment terms under the Group's outstanding indebtedness.

4.8.7 Accounts payable

Accounts payable decreased by 11.4 percent period-to-period primarily reflecting the improved cash position and opportunities to take early payment discounts.

4.8.8 Warranty provisions

Warranty provisions increased to US$ 7.1 million as of June 30, 2002 compared to US$ 4.4 million at June 30, 2001; primarily due to additional warranty reserves made for certain buses sold in erlier years (see point 4.2).

4.8.9 Accrued and other liabilities

Accrued and other liabilities were US$ 4.2 million at June 30, 2002, a decrease of US$ 2.4 million compared to from June 30, 2001, due to a decrease in accrued other expenses.

4.8.10 Long term notes

Long-term notes amounted to US$ 33.1 million at June 30, 2002, an increase of 13.9 percent compared to June 30, 2001. The increase is primarily attributable to a new long-term loan related to the Kaposvár facility and replacement of a short-term loan with a long-term loan at a more favorable fixed interest rate.

4.8.11 Obligations under residual value guarantees

Obligations under residual value guarantees increased by US$ 1.0 million to US$ 3.0 million at June 30, 2002. These obligations relate to the buses treated as leased to a customer and the increase reflects the increase in the number of buses under lease.

4.8.12 Deferred revenue

Deferred revenue increased by US$ 1.4 million for the same reason as explained in 4.8.11.

4.8.13 Retained earnings

Retained earnings were US$ 26.1 million as of June 30, 2002, an increase of US$ 7.1 million or 37.8% compared to the amount at June 30, 2001. The increase reflects the increase in net income and the Group's dividend policy whereby after tax income is transferred in total to retained earnings to finance the growth and development of the Group.

5. Shareholder Structure

Shareholder Structure

Type	June 30, 2002		June 30, 2001		June 30, 2000	
	%	Shares ('000)	%	Shares ('000)	%	Shares '000)
Foreign institutions	56.4	2,607.9	55.5	2,568.6	57.6	2,574.8
Domestic institutions	12.1	558.6	15.7	726.0	8.9	397.7
INSTITUTIONAL INVESTORS TOTAL	**68.5**	**3166.5**	**71.2**	**3,294.5**	**66.5**	**2,972.5**
Depositories	31.3	1,447.1	28.5	1,318.5	33.2	1,486.0
Employees	0.2	11.0	0.3	11.5	0.3	11.5
TOTAL:	*100.00*	4,624.6	*100.00*	4,624.6	*100.00*	4,470.0

Shareholders owning more than five percent of all outstanding shares

Name	Origin	Category	Quantity	Ownership	Note
The First Hungary Fund	Foreign	Venture capital fund	2,500,000	54.07%	Financial investor
Citibank	Domestic	Depositary	669,994	14.49%	Depositary
HVB Hungary	Domestic	Depositary	280,151	6.06%	Depositary

Treasury shares

Jan 1, 2002	Mar 31, 2002	Jun 30, 2002	Sept 30, 2002	Dec 31, 2002
0	0	0	-	-

6. The Company's Structure and Operation

Employee headcount

	June 30, 2002	January 1, 2002	June 30, 2001	June 30, 2000
NABI Rt.	817	734	684	560
NABI Inc.	651	640	653	656
Optare Holding Ltd.	509	504	440	404
TOTAL:	1,977	1,878	1,777	1,620

Changes in the top management of the company

Type[1]	Name	Position	Beginning of mandate	Termination / end of mandate	Share ownership (pcs)
SP	Patrick Rona	President & CEO NABI Inc.	April 18, 2002	indefinite	0

[1] Employee in a strategic position (SP), Member of the Board of Directors (BD), Supervisory Board member (SB)

7. Changes after the end of the period

7.1 Changes after the period

- None

7.2 News Releases

Official news releases of the NABI Group in the official journal of the BSE

Date	Subject
April 18	NABI strengthens management team in US
April 26	NABI Rt's Q1 2002 Interim Report
April 26	NABI Rt's Annual Report for 2001
April 30	*Resolutions of NABI Rt's Annual General Meeting of Shareholders held on April 26, 2002*
May 6	NABI introduces the three door 12m long low floor Excel bus model
June 27	NABI's new European bus models
June 27	New NABI corporate identity
June 27	Speech of NABI Founding Chairman, Peter Róna
June 27	NABI's CompoBus™ technology
June 27	NABI Kaposvár factory opening

7.3 Outstanding warrants and options

Outstanding warrants and management options of the NABI Group

Number of warrants / options	Exercise price	Deadline to exercise
43,000 (option)	HUF 2,504	January 20, 2004
12,000 (option)	HUF 3,703	July, 27 2004
330,258 (warrant)	HUF 5,446	January 31, 2006
48,000 (option)	HUF 4,618	February 13, 2006
163,400 (option)	HUF 3,812	March 21, 2007
20,000 (option)	HUF 3,890	April 15, 2007
2,000 (option)	HUF 4,451	June 22, 2007

INVITATION TO THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

NABI

The Board of Directors of NABI North American Bus Industries Rt. (1165 Budapest Újszász u. 45.) hereby notifies the honorable shareholders that it decided to convene the Company's extraordinary general meeting of shareholders at 9:30 a.m. on Monday, September 16, 2002.

Place of the meeting: Palace Room
Hotel Novotel Budapest Centrum
1088 Budapest, Rákóczi út 43-45.

Agenda of the general meeting:

1. Changing the Company's name
2. Approval of the new Stock Option Plan
3. Information regarding the modification of the dividend policy to be adopted
4. Termination of the share dividend plan
5. Nominating members of the Board of Directors as Independent Directors
6. Renewal of the right of the Board of Directors to increase the Company's registered capital for a further five-year period
7. The report of the Board of Directors concerning the information received from The First Hungary Fund according to which it intends to sell some of its shares through a public offering abroad and the opportunities of the Company in connection with this transaction **[THIS DOES NOT CONSTITUTE AN OFFERING AND MAY NOT BE DEEMED AS SUCH]**
8. Modification of the Articles of Association (the following sections are expected to be modified: 1; 5; 6; 8.1; 8.6; 9; 13.5; 14.1; 16.4; 16.5; 17; 27; 28; 29; 30)
9. Other

The shares of the Company are registered shares; the transfer of the shares will become effective vis-à-vis the Company when the name of the transferee is entered into the Register of Shares. The shareholders may attend the general meeting either personally or through a representative or an attorney-in-fact. The document constituting such representation right must be delivered in form of a notarized document or a fully verifiable private deed until the opening of the general meeting at the latest.

Those shareholders whose names are listed in the Register of Shares on the turning day of process for verifying the shareholders and their holdings that is preceding the general meeting and possesses the appropriate securities account extract defined in section 7.4 of the Articles of Association. The Board of Directors of the Company provides appropriate means of voting per share for the shareholders.

We request the honorable shareholders to appear at the venue of the meeting one hour before the announced opening time of the general meeting for the purpose of registering the presence of the shareholders and the delivery of the voting appliances.
The proposals for the agenda of the general meeting as well as the draft of the modifications to the Articles of Association will be available at the Company's registered seat or on the web site of the Company at www.nabi.hu, furthermore on the web site of the Budapest Stock Exchange ("BSE") at www.bet.hu or in the information center of the BSE from [■] August 2002.

The re-convened general meeting held following a general meeting at which there was no quorum will be held at the same venue and at 10 a.m. on the same day set forth in this announcement.

Board of Directors of
NABI North American Bus Industries Rt

NABI Rt.
Resolutions

NABI Rt. Held its extraordinary general meeting on September 16, 2002. Shareholders owning 60.866 per cent of all shares attended the EGM. The EGM adopted the following resolutions:

Resolution of the EGM No. 13/2002 (IX. 16):
The General Meeting of the Company resolves with 2,806,611 positive votes, and 2,100 and abstentions, that the name of the Company shall be NABI Autóbuszipari Részvénytársaság (in Hungarian), and NABI Bus Industries Rt (in English).

Resolution of the EGM No. 14/2002 (IX. 16):
The General Meeting of the Company resolves with 2,808,711 positive votes, without negative votes and abstentions, to acknowledge the new dividend policy announced by the Board of Directors for the 2002 financial year and the following financial years. In accordance with such policy the Board of Directors will propose to the General Meeting of the Company that the Company pay out 25-33% of the annual consolidated profit to the shareholders as dividends, provided that Hungarian law allows this on the basis of the Company's profit and retained earnings calculated in accordance with the Hungarian Account Standards and subject to the decision of the General Meeting of the Company. The General Meeting of the Company acknowledges that the foreign exchange rate to be declared by the Hungarian National Bank on the last banking day of the financial year will be used to convert into HUF the dividends to be paid out from the consolidated profit realised in US Dollar in so far as the General Meeting approves the payment of dividends. Section 28 of the Articles of Associations must be amended to provide that the General Meeting may deviate from the usual payment schedule of dividends regulated in section 28.

Resolution of the EGM No. 15/2002 (IX. 16):
The General Meeting of the Company resolves with 2,808,711 positive votes, without negative votes and abstentions to terminate the Stock Dividend Plan of the Company.

Resolution of the EGM No. 16/2002 (IX. 16):
The General Meeting of the Company resolves with 2,806,510 positive votes and 2,201 abstentions, that Mr. Mark Pejacsevich and Mr. John F. Horstmann, who have already been and still are the members of the Board of Directors be appointed as Independent Directors pursuant to Sections 15.1 and 15.2 of the Articles of Association.

Resolution of the EGM No. 17/2002 (IX. 16):
The General Meeting of the Company with 2,808,610 positive votes and 101 negative votes resolves to authorise the Board of Directors to increase the share capital yearly, up to a maximum of 25% of the share capital registered on the first day of the yearly period, which authorisation shall be valid from 16 September 2002 to 16 September 2007.

Resolution of the EGM No. 18/2002 (IX. 16):
The General Meeting of the Company resolves with 2,808,711 positive votes, without negative votes and abstentions, to accept the report of the Board of Directors regarding the notice from The First Hungary Fund on its plans concerning the sale of a part of its Company shares by way of a foreign issuance and on the Company's possibilities related to this transaction. The General Meeting of the Company calls upon the Board of Directors to take the preparatory steps for the participation of the Company in a foreign public issuance of new shares, to make further investigations on this issue, and in connection with this the capital increase on the basis of these investigations should be prepared for the next General Meeting of the Company.

Resolution of the EGM No. 19/2002 (IX. 16):

The General Meeting of the Company resolves with 2,808,711 positive votes, without negative votes and abstentions, to approve the designation of the Kaposvár plant, which is located at 7400 Kaposvár, Dombóvári út 18, as the new branch of the Company. The General Meeting of the Company calls upon the Board of Directors to take the necessary steps to register the new branch at the court of registration and at other competent authorities.

Resolution of the EGM No. 20/2002 (IX. 16):

The General Meeting of the Company with 2,808,711 positive votes, without negative votes and abstentions, resolves to accept the amendments of Sections 1, 2, 6.5, 8.6, 9(m), 13.5, 14.1, 16.4, 16.5, 17.1, 17.2, 28, 29, 30, of the Articles of Association of the Company pursuant to the proposals and according to this, also the modified Articles of Association in a unified structure, which constitutes Annex 1 of these minutes of the General Meeting.

ALAPSZABÁLY
ARTICLES OF ASSOCIATION

2002. SZEPTEMBER 16.

SEPTEMBER 16, 2002

A TÁRSASÁG CÉGNEVE ÉS SZÉKHELYE

1. A Társaság neve: NABI Autóbuszipari Részvénytársaság

rövidített neve: NABI Rt.

angolul: NABI Bus Industries Rt

2. A Társaság székhelye:
1165 Budapest, Újszász u. 45.

A Társaság fióktelepe:
7400 Kaposvár, Dombóvár út 18.

NAME AND REGISTERED OFFICE OF THE COMPANY

1. Full name of the Company: NABI Autóbuszipari Részvénytársaság

Abbreviated name: NABI Rt.

In English: NABI Bus Industries Rt.

2. Registered office:
H-1165 Budapest, Újszász u. 45.

Branch:
H-7400 Kaposvár, Dombóvár út 18.

A TÁRSASÁG TARTAMA ÉS TEVÉKENYSÉGI KÖRE

3. A Társaság határozatlan időre alakult és nyilvános részvénytársaságként működik. A Társaság a NABI Észak-Amerikai Járműipari Kft. általános jogutódja, az átalakulás napja 1997. március 31.

4. A Társaság tevékenységi köre (TEÁOR szerint):

34.10	Közúti gépjármű gyártása
34.20	Gépjármű-karosszéria, pótkocsi gyártása
34.30	Közúti járműmotor, -alkatrész gyártása
50.10	Gépjármű-kereskedelem
50.30	Gépjárműalkatrész-kereskedelem
71.21	Egyéb szárazföldi jármű kölcsönzése

TERM AND OBJECTS OF THE COMPANY

3. The Company is founded for an indefinite term and operates as a public company.
The Company is the general legal successor of NABI North American Bus Industries Kft. The effective date of transformation was March 31, 1997.

4. The objects of the Company are as follows (according to TEAOR categories):

34.10	Manufacture of public road vehicles
34.20	Manufacture of vehicle bodies and trailers
34.30	Manufacture of engine and spare parts for public road vehicles
50.10	Trade of vehicles
50.30	Trade of vehicle components
71.21	Rental of other land-vehicle

ALAPTŐKE ÉS RÉSZVÉNYEK

5. A Társaság alaptőkéje:

4.624.600.000,- Ft, azaz négymilliárd hatszázhuszonnégymillió hatszázezer forint.

6. A Társaság részvényei

6.1 A Társaság alaptőkéje 4.624.600 db, egyenként 1.000,- Ft, azaz egyezer forint névértékű, névre szóló, egyenlő és azonos tagsági jogokat megtestesítő dematerializált törzsrészvényből áll. A Társaság a törzsrészvényeken kívül nyilvánosan

SHARE CAPITAL AND SHARES OF THE COMPANY

5. Share capital:

HUF 4,624,600,000 (i.e. four billion six hundred and twentyfour million six hundred thousand Hungarian forints).

6. Shares

6.1 The share capital consists of 4.624.600 dematerialized registered ordinary shares of HUF 1,000 each representing equal and identical rights. The Company may issue shares other than registered ordinary shares through public offering in dematerialized, or

dematerializált, illetve zártkörű kibocsátás esetén nyomtatott vagy dematerializált formában is kibocsáthat más fajtájú részvényeket. Amennyiben a Társaság nyomdai úton előállított részvényeket bocsát ki, azok összevont címletű részvényként is kibocsáthatók. Az alaptőke teljes egészében be van fizetve.

6.2 Az a részvény, amelyet a Társaságnak vagy a felemelt alaptőkének a cégjegyzékbe történő bejegyzése és az alaptőke, illetve a részvények kibocsátási értékének teljes befizetése előtt állítanak ki (adnak át a részvényesnek vagy írnak jóvá értékpapírszámláján), semmis.

6.2.1 A nyomdai úton előállított részvényen legalább a következőket kell feltüntetni:

(a) a Társaság nevét és székhelyét;

(b) a részvény sorszámát, sorozatát, névértékét és azt, hogy névre szól;

(c) a részvényfajtához, illetve részvényosztályhoz fűződő, az Alapszabályban meghatározott jogokat;

(d) a kibocsátás időpontját, az alaptőke nagyságát és a kibocsátott részvények számát;

(e) az Igazgatóság két tagjának aláírását, amely lehet nyomdai úton sokszorosított aláírás; és

(f) a részvény értékpapír kódját.

6.2.2 A Társaság dematerializált részvényeire vonatkozóan a 6.2.1 pontban foglaltakat kell alkalmazni, azzal az eltéréssel, hogy a részvényen a részvény sorszámát feltüntetni nem kell, valamint az (e) pontban meghatározott személyek aláírása helyett - amelyet a Társaság által kiállított és a Központi Elszámolóház és Értéktár (Budapest) Rt-ben („KELER") elhelyezett okiraton kell feltüntetni -, a dematerializált részvényen az okiratot cégszerűen aláírók neve szerepel. A KELER-nél elhelyezett okirat tartalmazza:

(a) a részvényesek neve kivételével a részvény jogszabályban meghatározott valamennyi tartalmi kellékét:

in case of private placement in both printed and dematerialized form. If the Company issues shares represented by printed share certificates, such share certificates may be issued in the form of consolidated share certificates (representing more than one share). The shares are fully paid.

6.2 Shares issued (delivered or credited on a securities account) prior to the registration of the Company or of the increased capital by the competent Court of Registration or prior to the full payment of the share capital or the issue price of the shares shall be null and void.

6.2.1 As a minimum requirement the printed share certificates shall bear the following information:

(a) the name and seat of the Company;

(b) the serial number, series, nominal value of the share and the fact that it is registered:

(c) the rights attached to the type or class of shares in question as set out in the Articles of Association;

(d) the date of issuance, amount of share capital and number of shares issued;

(e) the signatures of two members of the Board of Directors, which can be printed signatures; and

(f) the security identification code of the share.

6.2.2 The provisions of 6.2.1 shall be applied with respect to dematerialized shares of the Company with the exception that the serial number of the share need not to be indicated, and instead of the signatures of the persons specified under paragraph (e), their name shall be indicated on the dematerialized shares. The signatures of such persons shall be placed on the document issued by the Company and placed at the Központi Elszámolóház és Értéktár (Budapest) Rt. ("KELER"). The document placed at KELER shall contain the following information:

(a) except the shareholders' name, each required particulars of shares specified by law;

valamennyi tartalmi kellékét;

(b) a kibocsátásról szóló döntést;

(c) a kibocsátott teljes sorozat össznévértékét;

(d) a kibocsátott részvények számát; és

(e) a Társaság igazgatósága két tagjának aláírását.

6.3 A Társaság az egy sorozatnak minősülő részvényeknek csak azonos névértéken és azonos módon történő előállításáról rendelkezhet.

Nyomdai úton előállított részvények esetén az Igazgatóság döntése szerint a Társaság kiállíthat összevont címletű részvényeket. Összevont címletű részvények kiállítására csak azonos sorozatba tartozó és azonos névértékű részvények esetében van lehetőség. Bármely részvényes kérheti az Igazgatóságtól az összevont címletű részvényeinek kisebb összevont címletű részvényekre, illetve a jelen Alapszabályban az adott részvénysorozatra meghatározott névértékű (alapcímletű) részvényre történő felbontását, amelyért az Igazgatóság által meghatározott, indokolt összegű díjat kell megfizetnie. Az Igazgatóság a részvényesek ilyen irányú írásbeli kérésének a kérés kézhezvételétől számított 30 napon belül köteles eleget tenni, azaz az összevont címletű részvényt kisebb összevont címletűre, illetve alapcímletű részvényekre becserélni, feltéve, hogy a részvényes az ezzel kapcsolatos díjat előzetesen megfizeti a Társaságnak.

6.4 A Társaság törzsrészvényei dematerializált értékpapírok. A Társaság sorozatban csak névreszóló részvényt bocsáthat ki.

6.5 Abban az esetben, ha a Társaság közgyűlése vagy, adott esetben, Igazgatósága új részvények forgalomba hozatala útján történő alaptőke-emelést határoz el, a vagyoni hozzájárulást a vonatkozó jogszabályi rendelkezéseknek megfelelően az alaptőke-emelésre vonatkozó közgyűlési, illetve igazgatósági határozatban megállapított határidőn belül kell megtenni. Ennek elmulasztása esetén az Igazgatóság harminc (30) napos határidő kitűzésével teljesítésre hívja fel a vételi szándéknyilatkozatot tett vagy a részvényt jegyzett személyt és figyelmezteti, hogy a teljesítés elmulasztása a tagsági jogviszony megszűnését eredményezi. Az a

(b) the decision on the issuance;

(c) total face value of the entire series issued;

(d) number of issued shares; and

(e) signatures of two members of the Board of Directors of the Company.

6.3 Within one series the Company may not issue shares with different nominal values or in a different form.

In the case of printed share certificates, the Company may issue consolidated share certificates upon the decision of the Board of Directors, provided that such consolidation may only be carried out for shares belonging to same series of shares having the same nominal value. Any shareholder may request from the Board of Directors the splitting of the consolidated share certificates into consolidated share certificates representing a smaller number of shares, or into share certificates representing one share having the nominal value defined in these Articles of Association for such series of shares against a reasonable fee to be established by the Board of Directors. The Board of Directors shall comply with such request, i.e. to exchange the consolidated share certificates for a consolidated share certificate of a smaller number of shares or into certificates representing one share within 30 days from receipt of the written request and issue such certificates, provided the shareholder pays the fee of such splitting to the Company in advance.

6.4 The ordinary shares of the Company are dematerialized securities. The Company may issue in series registered shares only.

6.5 In the event the General Meeting or, as the case may be, the Board of Directors of the Company approves a share capital increase by way of issuance of new shares, the contribution shall be due in accordance with a timetable established by the General Meeting or, as the case may be, the Board of Directors in accordance with applicable legal rules. In the event that the person who declared his/her intention to purchase the shares or subscribed shares fails to provide his/her undertaken contribution in accordance with such timetable, the Board of Directors shall notify such shareholder, which notice shall request payment of

részvényes, akinek tagsági joga így szűnt meg, a vagyoni hozzájárulás teljesítésének elmulasztása miatt a Társaságnak okozott kárért a polgári jog általános szabályai szerinti felelősséggel tartozik.

his/her contribution within 30 days, and shall inform the shareholder that failure to do so will result in termination of the shareholders' legal relationship with the Company. The shareholder whose legal relationship has been terminated this way shall be liable in accordance with the general rules of civil law on damages caused to the Company by his/her failure to provide the contribution.

RÉSZVÉNYKÖNYV ÉS A RÉSZVÉNYESI JOGOK GYAKORLÁSA

REGISTER OF SHARES AND EXERCISE OF SHAREHOLDERS'RIGHTS

7. Részvénykönyv

7.1 Az Igazgatóság a névre szóló részvényesekről, az ideiglenes részvények tulajdonosairól, illetve a részvényesi meghatalmazottakról részvénysorozatonként Részvénykönyvet vezet, amely valamennyi részvényesre vonatkozóan legalább a következőket tartalmazza:

(a) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) cége/neve;

(b) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) székhelye/lakcíme;

(c) a részvényes részvényeinek darabszáma (és amennyiben a részvényt nyomdai úton állították elő, a sorszáma).

Az Igazgatóság a részvényes írásbeli kérésére a Részvénykönyvből a részvényesre vonatkozó adatokról kivonatot készít.

7.2 A Társaság Igazgatósága a Részvénykönyv vezetésére elszámolóháznak és befektetési vállalkozásnak, pénzügyi intézménynek megbízást adhat. A megbízás tényét a Cégközlönyben és a Magyar Tőkepiacban közzé kell tenni.

7.3 Az a személy, akinek a neve a Részvénykönyvben szerepel, ellenkező bizonyításig a Társaság részvényesének

7. Register of Shares

7.1 The Board of Directors shall keep a Register of Shares of all registered shareholders, the owners of interim shares, and the shareholder's representatives, if any containing as a minimum the following information in respect of each such shareholder:

(a) Name of the shareholder/shareholder's (or both, if it is so required by law) representative (in the case of jointly owned shares, the name of the joint representative);

(b) Registered office (address) of the shareholder/shareholder's representative (or both, if it is so required by law) (in the case of jointly owned shares, the registered office (address) of the joint representative);

(c) Number of shares held by the shareholder (and, in the case of shares represented by printed share certificates, the serial number of such shares).

Upon written request by a shareholder, the Board of Directors shall issue an extract of the Register of Shares containing data in respect of that shareholder.

7.2 *The Board of Directors of the Company may* appoint a clearinghouse, an investment enterprise or a financial institution to administer the Register of Shares. Notice of this appointment must be published in the Cégközlöny and in the Magyar Tőkepiac.

7.3 The person whose name is registered in the Register of Shares shall be regarded as the shareholder of the Company as long as no

tekintendő.

evidence to the contrary exists.

7.4 Az Igazgatóság köteles a KELER, mint letéti hely által, illetve más szervezet által a KELER igazolása alapján kiállított letéti igazolást, valamint a dematerializált értékpapírok tekintetében a megfelelő időpontra kiállított értékpapírszámla-kivonatot a részvénytulajdont igazoló bizonyítékként elfogadni.

7.4 As evidence of ownership, the Company shall accept the certificate of deposit issued by KELER or issued by another entity on the basis of a certificate issued by the KELER or, with respect to dematerialized shares, the securities account extract issued as of the relevant date.

7.5 A Részvénykönyvbe bejegyzett adatainak megváltozása esetén a részvényes köteles haladéktalanul értesíteni az Igazgatóságot és nyilatkozni az új adatokról. Amennyiben a részvényes ezt a kötelezettségét elmulasztja, úgy az ebből eredő vagy ezzel okozott károkért minden felelősség a részvényest terheli.

7.5 In the event of a change in its data contained in the Register of Shares the shareholder shall immediately notify the Board of Directors and supply information on the changes. If the shareholder fails to comply with this provision the shareholder shall be liable for all the loss and damage arising out of or in connection with that non-compliance.

7.6 A Részvénykönyvbe történő bejegyzést kérő (továbbiakban a "Kérelmező") a bejegyzési kérelmében, illetve ahhoz kapcsolódóan az Igazgatóságnak a következő adatokat köteles bármilyen írásos formában megadni:

(i) részvényfajtánként a részvények száma, névértéke (valamint nyomdai úton előállított részvények esetében a sorszáma);

(ii) a fenti 7.4 pont szerinti értékpapírszámla-kivonat, letéti igazolás vagy ha ilyen nincs, akkor a megfelelő forgatmánnyal ellátott részvény bemutatása;

(iii) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) cége/neve;

(iv) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő)székhelye/lakcíme; és

(v) részvényszerzés időpontja.

7.6 A person who is applying for registration in the Register of Shares (hereinafter the "Applicant") shall submit the following information to the Board of Directors in any written form:

(i) the number and the nominal value of the shares acquired per class (in the case of printed share certificates, the serial number of such share certificates);

(ii) the securities account extract issued by the securities account holder, the certificate of deposit of such shares pursuant to Section 7.4 above, or if that is not available, the share certificates showing the properly executed endorsements;

(iii) the name of the shareholder/shareholder representative if any (or both, if it is so required by law);

(iv) registered office (address) of the shareholder/shareholder representative, if any (or both, if it is so required by law); and

(v) date of acquisition.

7.7 A Részvénykönyvre vonatkozó rendelkezések abban az esetben is alkalmazandók, ha a részvény feletti tulajdonjog nem átruházás útján változott meg.

7.7 The provisions applicable to the Register of Shares shall apply also in case the owner of the share has been changed other than by means of a transfer.

A RÉSZVÉNYEK ÁTRUHÁZÁSA

8. A részvények átruházása

8.1 A Társaság részvényei szabadon átruházhatók. A dematerializált törzsrészvények átruházása az eladó értékpapírszámlájának megterhelésével és a vevő értékpapírszámláján történő jóváírással történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve (jogszabályban meghatározott esetben mindkettő) a Részvénykönyvbe bevezetésre kerül. A nyomdai úton előállított névre szóló részvények átruházása a részvények hátoldalára vagy toldatára írt teljes vagy üres forgatmánnyal történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve a Részvénykönyvbe bevezetésre kerül. Nem jegyezhető be a Részvénykönyvbe az, aki részvényét törvénybe ütköző módon szerezte. A Részvénykönyvbe bejegyzett részvényes részvénye átruházását annak megtörténtétől számított nyolc napon belül köteles bejelenteni a Társaság Igazgatóságának. Ha a részvényes e bejelentési kötelezettségét elmulasztja, akkor az átruházott részvények össznévértéke 0,5 százalékának megfelelő napi kötbért köteles fizetni a késedelem minden napjára. A dematerializált részvény új tulajdonosa az értékpapírszámla-vezetője által kiállított számlakivonattal a nyomdai úton előállított részvény új tulajdonosa pedig a forgatmánnyal ellátott részvények vagy a letéti igazolás bemutatásával köteles részvényszerzését bejelenteni és megadni a 7.6 pontban foglalt adatokat.

8.2 A Társaságban 33%-ot, illetve a tőkepiacról szóló 2001. évi CXX. törvény ("Tpt.") 68. § (1) bekezdésében meghatározott esetben 25%-ot meghaladó mértékű befolyás megszerzésére csak a Tpt. szerinti nyilvános vételi ajánlat keretében kerülhet sor.

8.3 Az Igazgatóság köteles megtagadni a Részvénykönyvbe történő bejegyzést abban az esetben, ha a befolyásszerzésre a Tpt-nek

TRANSFER OF SHARES

8. Transfer of Shares

8.1 Shares are freely transferable without restrictions. Dematerialized ordinary shares are transferred by debiting the securities account of the seller and crediting the securities account of the purchaser provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative (or both, if it is so required by law), is entered in the Register of Shares. Printed registered shares are transferred by a full or blank endorsement on the back side of the share certificate or the sheet (allonge) attached to the share provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative, is entered in the Register of Shares. The parties who have acquired their shares in breach of applicable laws may not be entered into the Register of Shares. The shareholders entered into the Register of Shares shall report the transfer of their shares to the Board of Directors of the Company within eight days after such transfer. If the shareholders fail to meet their disclosure obligations, they shall be obliged to pay a daily late payment penalty equal to 0.5per cent per cent of the nominal value of the transferred shares for each day of the delay. The new owner of dematerialized shares shall be obliged to notify the Board of Directors of the acquisition of shares by presenting the securities account extract issued by the securities account holder. The new owner of the shares represented by printed share certificates shall be obliged to notify the Board of Directors of the acquisition of shares by presenting endorsed share certificate or certificate of deposit and the information set out in Section 7.6 above.

8.2 For the acquisition of an influence in the Company exceeding 33% or, in the case set out in Section 68 (1) of Act CXX of 2001 on capital market ("Capital Market Act"), 25%, a public purchase offer must be made in accordance with the Capital Market Act.

8.3 The Board of Directors is obliged to deny the registration into the Book of Shares when the acquisition of an influence takes place in

a nyilvánosan működő részvénytársaságban történő befolyásszerzésre vonatkozó szabályaitól eltérő módon került sor. Ebben az esetben a Társasággal szemben a tagsági jogok nem gyakorolhatóak. A befolyást szerző a 33, illetve a 25 %-ot meghaladó mértékű szavazati jogot megtestesítő részvényeit köteles a szerzést vagy a Pénzügyi Szervezetek Állami Felügyelete ("Felügyelet") a Tpt-nek a nyilvánosan működő *részvénytársaságban történő* befolyásszerzésre vonatkozó szabályaitól eltérő befolyásszerzés következményeit megállapító határozatának meghozatalát követő hatvan napon belül elidegeníteni.

breach of the regulations of the Capital Market Act regarding the acquisition of influence in public companies. In such a case the shareholders rights cannot be exercised vis-a-vis the Company. The acquiror shall alienate those shares embodying voting rights in excess of 33% or 25%, respectively, of the voting rights of the Company within sixty days from the day of the acquisition or from the date of the *resolution of the State Supervision of* Financial Organisations ("SSFO") determining the consequences of the unlawful acquisition of influence in a public company.

8.4 Nyilvános vételi ajánlat esetén:

(a) az ajánlattevőnek a befolyásszerzés lebonyolítására forgalmazót kell megbíznia;

(b) *az ajánlattevőnek a Társaság* jövőbeni működésére vonatkozóan a Tpt. szerinti működési tervet kell készítenie, illetve ha az ajánlattevő akár külföldi, akár belföldi gazdálkodó szervezet gazdasági tevékenységéről jelentést kell készítenie;

(c) a vételi ajánlatot a Felügyeletnek jóvá kell hagynia;

(d) a vételi ajánlat *elfogadására* nyitva álló határidő legalább harminc, legfeljebb negyvenöt nap lehet. Az elfogadó nyilatkozatok megtételére nyitva álló határidő kezdőnapja nem lehet korábbi időpont, mint a Felügyelet nyilvános vételi ajánlatot jóváhagyó határozatának közzétételére vonatkozó hirdetmény megjelenését követő második nap, és nem lehet későbbi időpont mint a közzétételt követő ötödik nap.

(e) A nyilvános vételi ajánlatot a Társaság valamennyi szavazati jogot megtestesítő részvényére, valamennyi szavazati joggal rendelkező részvényesének kell megtenni.

8.4 In case of an acquisition of influence through compulsory public purchase offer

(a) the offeror must hire an investment enterprise to manage the implementation of the acquisition of influence;

(b) the offeror, in accordance with the regulations of the Capital Market Act, must prepare a plan for the Company's future operation and if the offeror is a foreign or a domestic business organization, it must prepare a report of its business activity;

(c) the public purchase offer has to be approved by the SSFO;

(d) the period for the acceptance of the public purchase offer shall be at least 30 and not more than 45 days. The first day of the acceptance period of the public purchase offer cannot be earlier than the second and cannot be later than the fifth day from the date of the publication of the announcement regarding the SSFO's approval of the public purchase offer;

(e) the public purchase offer shall be made for all of the shares representing voting rights and for all of the shareholders *holding shares representing* voting rights;

(f) during the acceptance period

(f) az ajánlati kötöttség ideje alatt az ajánlatot elfogadó részvényesek kötelesek annál az Igazgatóság által kijelölt budapesti székhelyű hitelintézetnél vagy befektetési társaságnál részvényeiket letétbe helyezni, ahol majd a vételár kifizetése történik. Az ajánlattevő a vételár összegének, illetve fedezetének *rendelkezésre állásáról a fenti* hitelintézet vagy befektetési társaság által hivatalos banki igazolást köteles az Igazgatóság részére bemutatni.

those shareholders who accept the offer shall deposit their shares with a credit institution or an investment company, respectively, to be designated by the Board of Directors in Budapest where the payment of the purchase price will take place. The offeror has to submit a certificate to be issued by the *above credit institution or* investment company to the Board of Directors confirming the availability of the purchase price or its coverage.

(g) A vételi ajánlatban az ajánlat tárgyát képező részvényeknek ellenértéke nem lehet kevesebb mint a részvényeknek a vételi ajánlat Felügyelet részére történő benyújtását megelőző száznyolcvan nap forgalommal súlyozott tőzsdei átlagára és az ajánlattevő, valamint a Tpt-ben meghatározott kapcsolt személyek által a vételi ajánlat benyújtását megelőző száznyolcvan napon belül a Társaság részvényeire ellenérték fejében kötött átruházási szerződés legmagasabb ára, vagy a vételi, visszavásárlási jog érvényesítése esetén a szerződés lehívási ára és díja együttes összege közül a magasabb összeg.

(g) The purchase price shall not be less than the highest of the following prices: (i) the weighted average price of the shares of the Company on the Budapest Stock Exchange during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; (ii) the highest price of share sale purchase agreements concluded by the offeror or the connected persons, as defined by the Capital Market Act, for the shares of the Company during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; and (iii) in the case of exercising an option or a repurchase right during the above period, the cumulated amount of the purchase price and the option fee.

(h) Az ajánlattevő megkeresésére a Társaság Igazgatósága jogosult, de nem köteles a Társaság működésére vonatkozó információt az ajánlattevő részére átadni. Az ilyen információt az ajánlattevő, az ajánlattevő meghatalmazottja, valamint a forgalmazó köteles az üzleti titokra, az értékpapírtitokra, valamint a bennfentes kereskedelem tilalmára vonatkozó szabályoknak megfelelően kezelni.

(h) Upon request of the offeror, the Board of Directors is entitled, but not obliged, to disclose information concerning the operation of the Company to the offeror. Such information shall be handled by the offeror, his proxy and the investment enterprise in compliance with the provisions on business secrets and securities related secrecy obligations and the *prohibition of insider dealing.*

(i) The offeror must purchase all

(i) Az ajánlattevő valamennyi felajánlott részvényt köteles megvásárolni, kivéve, ha az elfogadó nyilatkozatok alapján az ajánlattevő, illetve a Tpt-ben meghatározott kapcsolt személyek nem szereznek a Társaságban ötven százalékot meghaladó befolyást és a vételi ajánlat erre az esetre tartalmazta az elállás jogának fenntartását. Tilos a részvényesek között a vételi ajánlat elfogadására vonatkozó jogosultság gyakorlása során hátrányos megkülönböztetést tenni.

the offered shares except if the offeror and the connected persons, as defined by the Capital Market Act, do not acquire influence in excess of 50% and the offeror stipulated the right of rescission for such a case. It is prohibited to discriminate among shareholders in relation to their exercising rights in the course of the acceptance of the purchase offer.

(j) Az ajánlattevő és az elfogadó nyilatkozatot tevő részvényes között a részvény-átruházási szerződés az elfogadó nyilatkozat megtételére nyitva álló határidő zárónapján jön létre, kivéve, ha az esetlegesen szükséges verseny-felügyeleti eljárás ezen a napon még nem zárult le. Ez utóbbi esetben a szerződés a verseny-felügyeleti engedély megadásának napján jön létre.

(j) The contract between the offeror and the shareholder submitting the declarations of acceptance shall come into existence on the last day of the period available for the submission of the declaration of acceptance, except if the necessary Competition Office proceeding has not yet completed on that day. In the latter case the contract comes into existence on the day of the granting of the Competition Office's approval.

(k) Az ajánlattevő az ellenérték teljesítésére a vételi ajánlat elfogadására nyitva álló határidő zárónapját - verseny-felügyeleti eljárás esetén a verseny-felügyeleti engedély megadásának napját - követő öt munkanapon belül köteles.

(k) The offeror shall pay the purchase price within five days of the last day of the acceptance period of the purchase offer. In the case of a Competition Office proceeding, this deadline shall commence on the day of the granting of the Competition Office approval.

8.5 Az Igazgatóság köteles a vételi ajánlatot véleményezni és azt a részvényesek számára a Tpt-ben meghatározott módon közzétenni. Az Igazgatóság jogosult a vételi ajánlat értékelésével a Társaság költségén független pénzügyi szakértőt megbízni. A szakértői értékelést az Igazgatóság a saját véleményével azonos módon teszi közzé.

8.5 The Board of Directors shall form an opinion on the purchase offer to the shareholders and publish it in accordance with the rules of the Capital Market Act. The Board of Directors is entitled to appoint an independent financial advisor, at the Company's costs, to evaluate the purchase offer. The report on the evaluation of such an expert must be published by the Board of Directors in the same way as the Board of Directors has published its own opinion on the purchase offer.

8.6 A Társaság alaptőkéjének megemelése során a Társaság részvényeseinek a Társaságban meglévő tulajdoni hányaduk arányában jogukban áll új részvényeket (vagy egyéb, részvényekre átváltható értékpapírokat)

8.6. The shareholders of the Company shall have the right to purchase a number of shares (or other securities convertible into shares) equal to their pro rata interest in the share capital of the Company in the event of a

szerezni mind az új részvényeknek (a Magyar Köztársaság jogszabályai szerinti) nyilvános forgalomba hozatalával történő kibocsátása során ("Jegyzési Elsőbbség"), mind pedig az új részvényeknek (a Magyar Köztársaság jogszabályai szerinti) zártkörű forgalomba hozatalával történő kibocsátása esetén ("Részvételi Jog") (a Jegyzési Elsőbbség és a Részvételi Jog együtt "Elsőbbségi Jogok"). Nem illetik meg a részvényeseket az Elsőbbségi Jogok olyan alaptőke-emelés esetén, amely a Társaság egyes munkavállalói és igazgatósági tagjai részére biztosított részvényopciós, ösztönző, vagy egyéb kompenzációs programmal kapcsolatos, vagy ha az Elsőbbségi Jogok gyakorlásának következtében a Társaság megsértené bármely állam alkalmazandó jogszabályait; azzal, hogy a Magyar Köztársaság jogszabályaival összhangban a Közgyűlés vagy adott esetben az Igazgatóság az alaptőke-emelésről szóló döntés meghozatalakor egyszerű többségi döntéssel jogosult úgy határozni, hogy a részvényeseket a Részvételi Jog az adott alaptőke-emelés tekintetében nem illeti meg.

capital increase by the Company, whether such capital increase is a public offering (as such term is defined from time to time by the laws of the Republic of Hungary) (the "Preferential Rights") or a private placement (as such term is defined from time to time by the laws of the Republic of Hungary (the "Participation Rights" and, together with the Preferential Rights, the "Priority Rights"); *provided that* such Priority Rights shall not apply to shareholders in capital increases relating to stock option, incentive or other compensatory plans to employees, managers or directors of the Company or where the exercise of such Participation Rights would cause the Company to violate applicable laws of any jurisdiction; and *further provided that*, subject to certain conditions set forth by the laws of the Republic of Hungary, the General Meeting or the Board of Directors, as the case may be, when approving a capital increase, shall have the right to exclude, acting by majority vote, the exercise of shareholders' Participation Rights.

Az Elsőbbségi Jogok gyakorlására csak az a részvényes jogosult, aki az alább definiált Értesítés időpontjában be van jegyezve a Részvénykönyvbe. A tulajdoni hányad arányában gyakorolható Elsőbbségi Jog mértéke az alább definiált Értesítés időpontjában a Társaság Részvénykönyvében a részvényes tulajdonaként megjelölt részvények számán alapszik.

Only shareholders of record in the Register of Shares at the time of Notice, as defined below, shall be entitled to exercise their Priority Rights. The determination of such shareholders' pro rata right shall be based on the number of shares owned by each shareholder as recorded in the Company's Register of Shares at the date of Notice, as defined below.

Új részvények zártkörű forgalomba hozatalával történő alaptőke-emelés esetén, és a hatályos jogszabályok által megengedett mértékig új részvényeknek (a Magyar Köztársaság jogszabályai szerinti) nyilvános forgalomba hozatala esetén is, a részvényesek az alábbi eljárási rend alapján gyakorolhatják az Elsőbbségi Jogokat:

In connection with a capital increase effected by means of a private placement, and, to the extent permitted by law, a public offering, (as such terms are defined from time to time by the laws of the Republic of Hungary), the exercise of the shareholders' Priority Rights shall be subject to the following procedural rules:

(a) Zártkörű alaptőke-emelés esetén az Igazgatóság köteles ajánlott tértivevényes levélben előzetesen értesíteni minden részvényest az alaptőke felemeléséről ("Részvételi Jogra vonatkozó Értesítés"). Az Igazgatóság azonban nem köteles a Részvételi Jogra vonatkozó Értesítés megküldésére, ha ennek következtében a Társaságnak a részvényes lakóhelye vagy székhelye szerint illetékes értékpapír-felügyelet részére erre vonatkozóan bejelentést kellene tennie vagy az adott

(a) the Board of Directors shall notify shareholders of a capital increase effected by means of a private placement, through registered mail, return receipt requested in advance (the "Participation Rights Notice") provided, however, that the Board of Directors shall not be required to send a Participation Rights Notice to a shareholder if the delivery of such Participation Rights Notice to such shareholder would require the Company to submit a registration or other filing with the applicable securities authority in the jurisdiction in which such shareholder resides or is located, in which case the

felügyelettől ehhez engedélyt kellene kérnie. Ebben az esetben a Részvételi Jog nem gyakorolható. A Részvételi Jogra vonatkozó Értesítésben meg kell határozni (i) az alaptőke-emelés módját és nagyságát; és (ii) a Részvételi Jogok gyakorlásának határidejét és feltételeit, ideértve az alább definiált részvényesi Nyilatkozat megtételének határidejét is; azzal azonban, hogy a Részvételi Jogra vonatkozó Értesítésben nem kell meghatározni a forgalomba hozatal során alkalmazandó árat.

Participation Right may not be exercised by such shareholder. The Participation Rights Notice shall specify: (i) the nature and the amount of the capital increase; and (ii) the terms and conditions for the exercise of the shareholders' Participation Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below; *provided* that the Participation Rights Notice shall not be required to provide the price of the proposed offering.

(b) Nyilvános alaptőke-emelés esetén az Igazgatóság köteles hirdetmény útján előzetesen értesíteni a részvényeseket az alaptőke felemeléséről ("Jegyzési Elsőbbségre vonatkozó Értesítés") (a Jegyzési Elsőbbségre vonatkozó Értesítés a Részvételi Jogra vonatkozó Értesítéssel együtt: "Értesítés"). A Jegyzési Elsőbbségre vonatkozó Értesítésben meg kell határozni (i) az alaptőke-emelés módját és nagyságát; és (ii) az Elsőbbségi Jogok gyakorlásának határidejét és feltételeit, ideértve az alább definiált részvényesi Nyilatkozat megtételének határidejét is; azzal azonban, hogy a Jegyzési Elsőbbségre vonatkozó Értesítésben nem kell meghatározni a forgalomba hozatal során alkalmazandó árat.

(b) the Board of Directors shall notify shareholders of the capital increase effected by means of a public offering, through publication in advance (the "Preferential Rights Notice" and, together with the Participation Rights Notice, the "Notice"). The Preferential Rights Notice shall specify: (i) the nature and the amount of the capital increase; and (ii) the terms and conditions for the exercise of the shareholders' Priority Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below; *provided* that the Preferential Rights Notice shall not be required to provide the price of the proposed offering.

(c) Az Elsőbbségi Jogaikat gyakorolni kívánó részvényesek ("Jogaikat Gyakorló Részvényesek") a vonatkozó Értesítésben meghatározott határidőn belül írásban kötelesek nyilatkozni ezen jogaik gyakorlására irányuló szándékukról ("Nyilatkozat").

(c) *Shareholders interested in exercising their* Priority Rights (the "Exercising Shareholders") shall declare in writing their intention to do so within the deadline set forth in the applicable Notice ("Declaration of Intent").

(d) A Társaság saját mérlegelése alapján jogosult arra, hogy a számára megfelelő formában és módon biztosítékot kérjen a Részvételi Jog gyakorlásának a biztosítása érdekében a Jogaikat Gyakorló Részvényesektől.

(d) The Company shall have the option to require Exercising Shareholders to provide security to ensure the exercise of their Participation Rights, in a form and manner satisfactory in the sole discretion of the Company.

(e) Amennyiben a részvényes a vonatkozó Értesítés által meghatározott határidőn belül nem nyújtja be Nyilatkozatát vagy a d) pont alapján kért biztosítékot, akkor az adott alaptőke-emelés tekintetében Elsőbbségi Jogával nem élhet.

(e) Any shareholder not providing his Declaration of Intent and/or security, if required pursuant to paragraph (d) above within the deadline set forth in the applicable Notice shall be deemed to have waived his Priority Right in connection with the notified capital increase.

KÖZGYŰLÉS, SZAVAZATOK

GENERAL MEETING, VOTES

9. Közgyűlés

A Társaság legfőbb szerve a közgyűlés, amely a részvényesek összességéből áll. Az alábbi döntések a közgyűlés kizárólagos hatáskörébe tartoznak:

(a) jelen Alapszabály megállapítása és módosítása;

(b) döntés a Társaság működési formájának megváltoztatásáról;

(c) a Társaság átalakulásának és jogutód nélküli megszűnésének elhatározása;

(d) az Igazgatóság, a Felügyelő Bizottság tagjainak és a könyvvizsgálónak a megválasztása, visszahívása, valamint díjazásuk megállapítása;

(e) a számviteli törvény szerinti beszámoló elfogadása, ideértve az adózott eredmény felhasználására vonatkozó döntést is;

(f) döntés osztalékelőleg fizetéséről;

(g) döntés a részvények típusának átalakításáról;

(h) döntés nyomdai úton előállított részvény dematerializált részvénnyé történő átalakításáról;

(i) az egyes részvény-sorozatokhoz fűződő jogok megváltoztatása, illetve az egyes részvényfajták, osztályok átalakítása;

(j) döntés átváltoztatható vagy jegyzési jogot biztosító kötvény kibocsátásáról;

(k) amennyiben a társasági törvény másképp nem rendelkezik, döntés a saját részvény megszerzéséről, továbbá a saját részvényre kapott nyilvános vételi ajánlat elfogadásáról;

(l) döntés a Társaság részvényeinek bármely tőzsdéről, illetve jegyzési rendszerből történő kivezetésének kérelmezéséről. kivéve ha van olvan

9. General Meeting

The General Meeting is the principal body of the Company, which comprises all the shareholders. The following activities shall fall within the exclusive authority of the General Meeting.

(a) establishing and amending these Articles;

(b) decision on the change of the form of operation of the Company;

(c) decision on the transformation or termination of the Company without legal successor;

(d) electing and dismissing members of the Board of Directors, Supervisory Board and the auditor, and determining their remuneration;

(e) approval of the annual financial report prepared according to the Accounting Act, including a decision on the appropriation of after-tax profits;

(f) decision to pay interim dividends;

(g) decision on whether to alter the type of a share;

(h) decision to transform printed shares into dematerialized shares;

(i) variation of the rights attached to a certain series of shares and the transformation of categories or classes of shares;

(j) decision on the issue of convertible bonds or bonds with subscription rights;

(k) decision on the acquisition by the Company of its own shares, unless otherwise provided by the Companies Act and on the acceptance of a public offer to purchase the Company shares owned by the Company.

(l) *decision on delisting the shares of* the Company from any stock exchange or any listing system, except if there is a shareholder

kérelmezéséről, kivéve ha van olyan részvényes aki legalább 75 %-os szavazati joggal rendelkezik a kivezetni kívánt sorozat vonatkozásában, mert ebben az esetben ezen részvényes a teljes bizonyító erejű magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről;

(m) a *vezetői részvény program* jóváhagyása és módosítása (ide nem értve az ilyen program által az Igazgatóság jogaként fenntartott módosításokat);

(n) döntés a Felügyelő Bizottság elfogadott ügyrendjének, illetve az ügyrend bármely módosításának jóváhagyásáról; és

(o) döntés minden olyan kérdésben, amelyet a vonatkozó jogszabályok, illetve a jelen Alapszabály a közgyűlés kizárólagos hatáskörébe utal.

10. Évi rendes közgyűlés

Évi rendes közgyűlést minden évben egyszer kell tartani.

Az évi rendes közgyűlés napirendjén legalább a következőknek kell szerepelnie:

(a) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslatnak az elfogadása;

(b) az Igazgatóság ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról készített jelentésének elfogadása;

(c) a számviteli törvény szerinti beszámoló és az adózott eredmény felhasználásáról szóló felügyelő bizottsági és könyvvizsgálói jelentés elfogadása.

11. *Rendkívüli közgyűlés*

Rendkívüli közgyűlés hívandó össze az Igazgatóság, továbbá a társasági törvényben

who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, in which case such shareholder, in the form of a legal declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares;

(m) *approving the Management Share* Option Plan of the Company or amending same other than those amendments reserved for the Board of Directors in such Plan;

(n) approving the adopted or amended rules of procedure of the Supervisory Board following the approval by the Supervisory Board; and

(o) deciding on all issues referred by the law or these Articles to the exclusive sphere of authority of the General Meeting.

10. Annual General Meeting

The Annual General Meeting (AGM) shall be held once a year.

The following must be on the agenda of the AGM as a minimum:

(a) approval of the annual financial report prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits;

(b) approval of the report of the Board of Directors on the day-to-day management, financial status and business policy of the Company;

(c) approval of the report of the Supervisory Board and the Auditor's report on the annual financial report prepared in accordance with the Accounting Act and the appropriation of after-tax profits;

11. *Extraordinary General Meeting*

An Extraordinary General Meeting (EGM) shall be convened upon the resolution of

(az 1997. évi CXLIV. tv. és annak bármely módosítása, illetve a helyébe lépő jogszabályok) meghatározott esetekben a Felügyelő Bizottság vagy a Cégbíróság határozata, illetve a könyvvizsgáló kérése esetén, valamint a szavazatok 1/10-ed részét képviselő részvényes vagy részvényesek kérelmére, ha azt az ok és a cél írásbeli megjelölésével, részvényesi mivoltuk igazolása mellett kérik. Az Igazgatóság a közgyűlési hirdetményt az ilyen kérés kézhezvételétől számított 15 napon belül köteles közzétenni.

the Board of Directors and the Supervisory Board, or the Court of Registration, or upon the request of the Auditor in the cases specified by the Companies Act (Act CXLIV of 1997 including any amendments or replacement thereto), and if requested by a shareholder or shareholders representing at least one-tenth of the votes if they indicate the reason and objective of the meeting and certify their shareholder status. The Board of Directors shall publish the notice for the EGM within 15 days from the receipt of such request.

12. A közgyűlés összehívása

12. Notice of the General Meeting

12.1 A közgyűlésre szóló meghívót a Társaság hirdetményeire meghatározott módon, a tervezett közgyűlést megelőzően legalább 30 nappal az Igazgatóság, illetve a 11. pont vonatkozó rendelkezéseivel összhangban megjelölt más jogosult nyilvánosan közzéteszi a 31. pontban foglaltak szerinti módon.

12.1 The notice for the General Meeting shall be publicly announced by the Board of Directors or other authorized persons or bodies indicated in Section 11 above in accordance with Section 31, but at least thirty days prior to the date of the proposed General Meeting.

12.2 Minden közgyűlési hirdetményben meg kell jelölni a Társaság cégnevét és székhelyét, a közgyűlés helyét, napját és időpontját, a közgyűlés napirendjét, valamint a szavazati jog gyakorlásának Alapszabályban előírt feltételeit, továbbá a határozatképtelenség miatt megismétlendő közgyűlés helyét és idejét. Évi rendes közgyűlés esetében hirdetményben kell közzétenni a Társaság számviteli törvény szerinti beszámolójának és az Igazgatóság, valamint a Felügyelő Bizottság jelentésének lényeges adatait. Amennyiben a közgyűlés napirendjén alaptőke-emelés szerepel, a következő adatokat is fel kell tüntetni a hirdetményben: az alaptőke-emelés módját, tervezett legkisebb összegét, a kapcsolódó Alapszabály módosítás tervezetét, a kibocsátandó új részvények számát, sorozatát, a sorozatba tartozó részvények fajtájához, illetve részvényosztályához kapcsolódó jogokat, a részvények előállításának módját, névértékét, illetve kibocsátási értékét és befizetésének feltételeit.

12.2 The published notice for the General Meeting shall contain the name and registered office of the Company, the venue, date and time of the General Meeting, the agenda of the General Meeting, the conditions of exercising voting rights as specified in the Articles of Association, and the venue and date of a second General Meeting in case the General Meeting has no quorum. The published notice for the Annual General Meeting shall contain the substantial information of the annual financial report prepared in accordance with the Accounting Act and the reports of the Board of Directors and the Supervisory Board. Should a capital increase be on the agenda of the General Meeting, the following shall be also indicated in the published notice for the General Meeting and the relevant public announcement: the method of the registered capital increase, the minimum amount of the increase, the draft amendment to the Articles of Association related to the capital increase, the number and series of the new shares to be issued, the rights attached to the new shares, the method of issue, the nominal value and/or issue price of the shares, as well as the conditions of payment.

12.3 A közzétett napirenden nem szereplő ügyben a közgyűlés csak akkor hozhat döntést, ha valamennyi részvényes jelen van és az új napirendi pont felvételéhez egyhangúlag hozzájárulnak.

12.3 The General Meeting can only adopt resolutions regarding items that do not appear on the announced agenda if all shareholders are present at the General Meeting and unanimously assent to include

that item on the agenda of the meeting.

12.4 Amennyiben a magyar jog a közgyűlés valamely határozatához a részvényesek vagy valamely részvényesi csoport előzetes hozzájárulását írja elő, ezen hozzájárulásra vagy a hozzájárulás megtagadására vonatkozó nyilatkozatokat a következőképpen kell megtenni: az érintett részvényesek a Társaság Igazgatóságának az adott közgyűlés napja előtt legalább 15 nappal a részvényeseknek kézbesített felhívására nyilatkozhatnak. A nyilatkozatot a felhíváshoz csatolt szavazólapon, közokirati vagy teljes bizonyító erejű magánokirati formában, írásban tehetik meg. A nyilatkozat leadási határideje a közgyűlés megkezdésének időpontja. A nyilatkozatot a Társaság székhelyére, az Igazgatóságnak címezve kell postán megküldeni vagy a közgyűlés helyszínén az Igazgatóság elnökének vagy a vezérigazgatónak a közgyűlés megkezdése előtt átadni. Azon részvényesek hozzájárulását, melyektől az erre rendelkezésre álló határidőn belül nyilatkozat nem érkezik, megadottnak kell tekinteni.

12.4 In the event that Hungarian law requires the preliminary approval of the shareholders or of a group of shareholders to a resolution of the General Meeting, the statements concerning the granting or the refusal of such approval shall be made in the following manner: the affected shareholders are entitled to make a statement on the appeal of the Board of Directors of the Company delivered at least 15 days before the day of the given General Meeting to the shareholders together with the request to vote. They can make a statement in writing on a voting sheet attached to the request letter in the form of a notary document or a private document with full probative force. The deadline for filing the statements is the time of starting of the General Meeting. The statements shall be sent by post to the registered seat of the Company, addressed to the Board of Directors or they shall be handed over to the chairman of the Board of Directors or the Chief Executive Officer at the place of the General Meeting before its start. The approval is deemed to be given by those shareholders who do not respond by the deadline specified for such response.

13. Határozatképesség, szavazás a közgyűlésen

13. Quorum, Voting

13.1 A közgyűlés határozatképes, ha azon a szavazásra jogosító részvények több mint *felét képviselő részvényes személyesen, vagy* meghatalmazott képviselője útján jelen van. Az ilyen képviseletre szóló meghatalmazást közokiratba vagy teljes bizonyító erejű magánokiratba kell foglalni és azt a közgyűlési meghívóban megjelölt helyen és időben, de legkésőbb a közgyűlés kezdetekor a jegyzőkönyvvezetőnek át kell adni.

13.1 A General Meeting shall have a quorum if the attending shareholders or their *authorized representatives represent more* than half of the share capital which carries with it a right to vote. Proxies for the General Meeting must be in form of a legal document or in a fully verifiable private deed and must be submitted to the keeper of the minutes at the place and time as indicated in the notice for the General Meeting, but not later than at the beginning of the General Meeting.

13.2 Amennyiben a közgyűlés a kitűzött időpontot követően 30 perccel sem határozatképes, úgy az azonos napirenddel tartandó megismételt közgyűlést az eredeti közgyűlési hirdetményben megjelölt határidőn belül, az ott megjelölt időpontban és helyszínen kell megtartani.

A határozatképtelenség miatt megismételt közgyűlés az eredeti napirenden szereplő ügyekben dönthet és határozatképes függetlenül az ilyen megismételt közgyűlésen képviselt alaptőke arányától.

13.2 Where the General Meeting does not have a quorum 30 minutes after the announced time of the meeting, a second General Meeting shall be convened and held on the date and venue set forth in the announcement of the original General Meeting.

Such second General Meeting shall have a quorum to discuss and decide on the same agenda regardless of the amount of share capital represented at such second meeting.

13.3 A közgyűlésen való részvételre és szavazásra

13.3 Those shareholders whose names are listed

az a részvényes jogosult, akinek neve a közgyűlést megelőző tulajdonosi megfeleltetés fordulónapján a Részvénykönyvben szerepel, és a szavazati jogot biztosító részvény a birtokában van, illetve rendelkezik a 7.4 pontban meghatározott letéti igazolással vagy értékpapír-számla kivonattal. A Részvénykönyv adatai alapján a Társaság Igazgatósága a közgyűlés helyszínén biztosítja a részvényenkénti szavazás lebonyolíthatóságát.

in the Register of Shares on the turning day of process for verifying the shareholders and their holdings that is taken place before the General Meeting, and possess the shares representing the voting rights, or possess the appropriate securities account extract or certificate of deposit, as determined in section 7.4 shall have the right to attend the General Meeting and to vote. Based on data of the Register of Shares, the Board of Directors shall provide appropriate means of voting per share for the shareholders.

13.4 A közgyűlés nyílt szavazással szavaz. A szavazás vagy az előre kiosztott szavazójegyek leadásával, vagy elektronikus úton történhet. A közgyűlés szavazatszámláló bizottságot választ, melynek tagjaira a közgyűlés elnöke tesz javaslatot. A szavazatszámláló bizottság tagjai aláírásukkal hitelesítik a szavazások eredményét, amelyeket csatolni kell a közgyűlési jegyzőkönyvhöz.

13.4 The General Meeting shall vote openly. The votes shall be cast on previously distributed voting ballots or through electronic means. A committee shall be elected based on the proposal by the chairman of the General Meeting to count the votes. The members of the committee counting the votes shall verify the results of each vote by countersigning such results, which must be attached to the minutes of the General Meeting.

13.5 A közgyűlés határozatait a 9. (a), (b), (c), (i), (l), és (m) pontokban felsorolt ügyekben a leadott szavazatok legalább háromnegyedes többségével, más ügyekben pedig a leadott szavazatok egyszerű többségével hozza meg. A részvényeknek a BÉT-ről történő kivezetését (9. (l) pont) csak akkor hagyhatja jóvá a közgyűlés, ha a BÉT Bevezetési és Forgalombantartási Szabályzatának rendelkezései szerinti tőzsdei ajánlat került *megtételre*, vagy előzetes kötelezettségvállalás történt tőzsdei ajánlat megtételére, feltéve, hogy a BÉT Bevezetési és Forgalombantartási Szabályzata a tőzsdei ajánlat megtételét a tőzsdei értékpapír listáról való törlés feltételéül szabja. Ha van olyan részvényes, aki a kivezetni kívánt sorozat vonatkozásában legalább 75 %-os szavazati joggal rendelkezik, a teljes bizonyító erejű magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről. A tartózkodás nem minősül leadott szavazatnak és a határozatképességet nem befolyásolja.

13.5 The General Meeting shall adopt resolutions by at least a three-quarters majority of votes cast regarding items listed under Sections 9(a), (b), (c), (i), (l) and (m) while on other matters it shall adopt resolutions by simple majority of votes cast. The General Meeting may only approve the de-listing of the shares of the Company from the BSE (Section 9 (l)) if a delisting offer was made under the BSE Listing Rules, or a delisting offer was *undertaken*, provided that the BSE Listing Rules require to make such an offer for the de-listing of the shares. If there is a shareholder who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, such shareholder, in the form of a legal declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares. Abstention shall not be considered as a vote cast and shall not affect the quorum.

13.6 A fenti 13.5 pontban felsorolt rendelkezések közül azok módosításához, amelyek háromnegyedes minősített többségnél magasabb arányú közgyűlési jóváhagyást írnak elő, ugyanilyen magas arányú közgyűlési határozat szükséges.

13.6 The General Meeting shall only adopt a resolution to amend the provisions contained in Section 13.5 above which require more than a three quarter qualified majority of votes cast by the same percentage of the votes cast.

13.7 Egy részvény egy szavazatra jogosít. Az ideiglenes részvények után járó szavazati jogosultság arányos az ideiglenes részvény tulajdonosa által a részvényért a Társaság részére befizetett összeggel.

13.7 One share entitles the holder to one vote. In case of interim share certificates the voting right of holders of interim shares will be proportional to the percentage which is paid up by the holders.

13.8 A közgyűlésről jegyzőkönyvet kell vezetni a társasági törvény rendelkezéseivel összhangban.

14. A Közgyűlés elnöke

14.1 A közgyűlés elnöke az igazgatóság elnöke, távollétében pedig az a személy, akit a közgyűlésen jelenlévők közül a közgyűlés egyszerű szótöbbséggel elnöknek megválaszt. Ez utóbbi eljárás irányadó a szavazatszámlálók és jegyzőkönyv hitelesítők választására is, azzal, hogy a közgyűlési jegyzőkönyv hitelesítője csak részvényes, illetve annak meghatalmazottja lehet.

14.2 A közgyűlés elnöke kijelöli a jegyzőkönyvvezetőt, elnököl a tanácskozáson a napirend alapján, megadja és megvonja a szót, elrendeli a szavazást és ismerteti annak eredményét, kihirdeti a közgyűlés határozatait.

IGAZGATÓSÁG

15. Igazgatóság tagjai

15.1 Az Igazgatóság 5-7 tagból áll. Az Igazgatóság tagjai közül legalább egy tagot Független Igazgatónak kell megválasztani azzal, hogy ezen személy(ek) meg kell, hogy feleljen(ek) az alábbi 15.2 pontban foglalt feltételeknek. Az Igazgatóság tagjait a közgyűlés választja meg három (3) éves időtartamra. Az Igazgatósági tagok választásánál a közgyűlés köteles megjelölni, hogy mely igazgatósági tag(ok) minősül(nek) Független Igazgató(k)nak. Az Igazgatóság tagjai megbízatásuk lejárta után újraválaszthatók. Időközi választással az Igazgatóság tagjává választott igazgatósági tag megbízatása az Igazgatóság többi tagja megbízatásának lejártáig tart.

15.2 Egy személy akkor választható Független Igazgatónak, ha nem tisztségviselője vagy alkalmazottja a Társaságnak, valamely Társult Vállalkozásának vagy Leányvállalatának (a Társult Vállalkozás és a Leányvállalat fogalmát a 16.5 pont határozza meg)(kivéve azt a tényt, hogy maga is igazgatósági tag), ha nem tulajdonosa vagy haszonélvezője a Társaság, valamely Társult Vállalkozása vagy Leányvállalata bármely részvényfajtája 5

13.8 Minutes of the General Meeting shall be kept, according to provisions of the Companies Act.

14. Chairman of the General Meeting

14.1 The Chairman of the General Meeting is the Chairman of the Board of Directors. In his/her absence, the Chairman of the General Meeting is elected from among the persons present at the General Meeting by simple majority of the votes cast. The same applies to election of persons counting the votes and persons authenticating the minutes, except that only a shareholder or its proxy may be appointed to authenticate the minutes of the meeting.

14.2 The Chairman of the General Meeting appoints the keeper of the minutes, presides over the meeting on the basis of the agenda, invites for speaking or refuses the shareholder's request for speaking, orders voting, presents the outcome of voting and announces resolutions of the General Meeting.

BOARD OF DIRECTORS

15. Members of the Board of Directors

15.1 The Board of Directors shall consist of 5 to 7 members, at least one of whom shall be designated as an Independent Director, who shall qualify as such under Section 15.2 below. Members of the Board of Directors are elected by the General Meeting for a three-year period. When electing the Board of Directors members the General Meeting shall name the person(s) who will act as Independent Director(s). Members of the Board of Directors may be re-elected following expiry of their term. The term of a member of the Board of Directors who was appointed by an interim election shall cease upon the expiry of the term of the other Board of Directors members.

15.2 A person shall be eligible to be elected as the "Independent Director" if he or she is not an officer or employee of the Company or any Subsidiary or Associated Company of the Company (Associated Company and Subsidiary are defined by Section 16.5 below) (with the exception of his or her Board of Directors membership) or the legal or beneficial owner, directly or indirectly through any Subsidiary or Associated

százalékának vagy ezt meghaladó mértékben akár közvetlenül akár közvetve valamely Leányvállalaton vagy Társult Vállalkozáson keresztül és ha nem közeli hozzátartozója ezen személyeknek.

Company, of 5per cent or more of any class of the Company's or any such Subsidiary's or Associated Company's capital stock or a member of the immediate family of any such person.

15.3 Bármelyik részvényes, akinek az alaptőke több, mint 0,5 százaléka van a tulajdonában, kérheti az Igazgatóságtól, hogy vegye fel a közgyűlés napirendjére a Független Igazgató(k) megválasztását vagy visszahívását. Ebben az esetben az Igazgatóság ezt a kérdést köteles az ilyen kérés kézhezvételét követő legközelebbi közgyűlés napirendjére tűzni. Amennyiben az Igazgatóság az ilyen kérést kevesebb, mint három munkanappal a következő közgyűlés összehívásáról szóló hirdetmény megjelenését megelőzően kapja kézhez, a szóban forgó kérést az ezt követő közgyűlés napirendjére kell felvenni.

15.3 Any shareholder holding more than 0.5 per cent of the share capital shall be entitled to request the Board of Directors to include on the agenda for any General Meeting of the Company the election or dismissal of the (an) Independent Director(s). If so requested, the Board of Directors shall include such business on the agenda of the next General Meeting to be held after the date of receipt of such request. If such request is received less than three business days prior to the date of the notice of such General Meeting, such business shall be included on the agenda of the following General Meeting.

15.4 Az Igazgatóság saját tagjai közül egyszerű többséggel választja meg elnökét.

15.4 The Board of Directors shall elect its Chairman from among its members by simple majority of the members of the Board of Directors.

16. Az Igazgatóság Ügyrendje

16. Rules of the Board of Directors

16.1 Az Igazgatóság maga állapítja meg szervezeti és működési rendjét (Ügyrend) a jelen Alapszabály keretei között. Az Igazgatóság akkor határozatképes, ha az igazgatósági tagok többsége, de legalább három (3) igazgatósági tag jelen van az ülésen vagy az egyéb módon történő döntéshozatalnál azzal, hogy abban az esetben, ha az Igazgatóság olyan kérdéseket tárgyal, amelyek a 16.4 pontban foglaltak szerint a Független Igazgató vagy, adott esetben, legalább egy Független Igazgató hozzájárulását igénylik, az Igazgatóság csak akkor határozatképes, ha bizonyítható, hogy a Független Igazgatót illetve, adott esetben a Független Igazgatók mindegyikét az ülésről vagy a jelen 16. pontban meghatározott más döntéshozatalról az Igazgatóság részére a Független Igazgató(k) által megadott címen, telefon- és telefax számon megfelelően értesítették az Ügyrendben foglalt szabályokkal összhangban és a Független Igazgató nem volt, illetve több Független Igazgató esetén nem mindegyikük volt akadályoztatva az ülésen illetve az egyéb döntéshozatalban való részvételben. A jelen Alapszabályban "akadályoztatás" valamely cselekmény elvégzésére való képtelenséget jelent orvosi igazolással bizonyított súlyos betegség vagy más elháríthatatlan esemény (vis maior) miatt.

16.1 The Board of Directors shall establish its own rules of procedure in accordance with the provisions of these Articles. The Board of Directors shall have a quorum if the majority of the Board of Directors members but at least 3 members are present, provided that in the event the Board of Directors is to discuss matters which are subject to the affirmative vote of the (an) Independent Director as set out in Section 16.4 below, the Board of Directors shall have a quorum only if it can be proven that (all of) the Independent Director(s) was (were) properly notified of the meeting or other method of discussing the subject matter (as described in this Section 16) at an address, telephone and telefax number provided by the Independent Director(s) to the Board of Directors in accordance with the rules of procedure and, further provided that the Independent Director was not, or, if the Company has more than one Independent Directors, not all of them were in a situation of incapacity preventing him/her (them) from participating at the meeting or in the other method of discussion of the subject matter. For the purposes of these Articles "incapacity" means being prevented from acting as a result of a serious sickness evidenced by medical certificate or as a result of an event of force major.

Az Igazgatóság Ügyrendjének tartalmaznia kell, hogy az Igazgatóság döntéséhez szükséges dokumentumokat az Igazgatóság minden egyes tagjának három (3) munkanappal az Igazgatóság ülése előtt meg kell küldeni, kivéve, ha az Igazgatóság adott tagjával másként állapodnak meg.

The rules of procedure of the Board of Directors must stipulate that the documents necessary for the decision of the Board of Directors must be sent to each member of the Board of Directors at least 3 business days prior to the meeting of the Board of Directors, unless an agreement to the contrary is reached with a particular member of the Board of Directors.

16.2 Az Igazgatóság ülését az Igazgatóság elnöke vagy bármely két tagja hívhatja össze. Az erre vonatkozó értesítést az ülés napirendjével együtt nyolc (8) nappal az ülés időpontját megelőzően kell az érintettekhez eljuttatni, hacsak az Igazgatóság Ügyrendje másképp nem rendelkezik. Az Igazgatóság az Igazgatóság elnökének vagy bármely két tagjának kezdeményezésére jogosult írásban, ülés tartása nélkül is határozatot hozni. Az Igazgatóság telefonon is megtárgyalhat kérdéseket és hozhat határozatokat az Ügyrendben foglaltakkal összhangban. A 16.1 pontban foglalt, a határozatképességre vonatkozó rendelkezéseket az ilyen alternatív döntéshozatali mechanizmusok esetén is alkalmazni kell, egyébként az ez esetben követendő eljárási rendet az Igazgatóság Ügyrendje tartalmazza. Igazgatósági ülést negyedévente legalább egyszer kell tartani.

16.2 The Chairman or any two members of the Board of Directors shall be entitled to convene a meeting of the Board of Directors. The relevant announcement and the agenda must reach those concerned at least 8 days prior to the proposed date of meeting, unless the rules of procedure of the Board of Directors provide otherwise. The Board of Directors is entitled to adopt a written resolution upon the proposal of the Chairman or any other two members of the Board of Directors in writing without the necessity to convene a meeting. The Board of Directors may also discuss matters and bring a decision over the telephone in accordance with its rules of procedure. The provisions regarding the quorum of the Board of Directors as set out in Section 16.1 shall also apply to any such alternative decision making procedure and the detailed rules of this procedure shall be regulated by the rules of procedure of the Board of Directors. Board of Directors meetings shall *be held at minimum once every three* months.

16.3 Az Igazgatóság elnöke összehívja és vezeti az Igazgatóság ülését, kijelöli az Igazgatósági ülésről készítendő jegyzőkönyv vezetőjét, elrendeli a szavazást és megállapítja annak eredményét és ellátja az Ügyrendben foglalt egyéb feladatokat.

16.3 The Chairman of the Board of Directors shall convene and chair the meetings of the Board of Directors, assign the person who keeps minutes of the meeting, order voting, announce the results and perform all other duties prescribed by the rules of procedure of the Board of Directors.

16.4 Az Igazgatóság határozatait egyszerű szótöbbséggel hozza azzal, hogy legalább egy Független Igazgató hozzájáruló szavazata is szükséges az alábbiakban meghatározott társult ügyletek jóváhagyásához, valamint a Társaság részvényeinek bármely tőzsdéről történő kivezetésére, továbbá a jelen Alapszabálynak a Független Igazgató(k)ra vonatkozó, valamint egyéb olyan alapszabályi rendelkezések módosítására vonatkozó javaslattételhez, amelyet a közgyűlésnek az Alapszabály 13.5 pontja alapján minősített többséggel kell elfogadnia, kivéve ha a Független Igazgató, illetve adott esetben a Független Igazgatók

16.4 The Board of Directors shall adopt resolutions by simple majority, provided that, the affirmative vote of at least one Independent Director is also required to approve related party transactions as defined below, and any recommendation to the General Meeting regarding the de-listing of shares of the Company from any stock exchange or the modification of any provisions of these Articles relating to the Independent Director(s) or any resolution which is required to be adopted by a qualified majority of the votes, as described in Section 13.5, except if the Independent Director was or if it is the case, all of the

mindegyike megfelelően értesítve volt a 16.1 pontban foglaltakkal összhangban, de a döntéshozatalban bármely okból (ide nem értve a 16.1 pontban meghatározott akadályoztatást) nem vesz, illetve több Független Igazgató esetén legalább egyikük nem vesz részt. Szavazategyenlőség esetén az elnök szavazata dönt.

Independent Directors were properly notified in accordance with Section 16.1 but not participating in the decision making process for reasons other than as a result of incapacity as defined in Section 16.1. In case of a tie vote, the vote of the Chairman shall decide.

Amennyiben az Igazgatóság tagja személyesen vagy egy vállalkozáson vagy befektetésen keresztül, közvetve vagy közvetlenül érdekelt vagy feltehetően elfogult egy üggyel kapcsolatban, az a tag az adott üggyel kapcsolatban nem szavazhat.

If a member of the Board of Directors is personally or directly or indirectly through a business or investment, is interested, or foreseeable biased in the outcome of a matter he/she shall not be entitled to vote in connection with that matter.

A jelen Alapszabályban a "társult ügylet" a Társaság és a Társaság alábbiakban meghatározott jelentős részvényese vagy a Társaság és valamely jelentős részvényes viszonylatában Társult Személynek minősülő személy között kötendő ügyleteket jelenti. A jelen Alapszabályban "jelentős részvényes" olyan személyt jelent, aki a Társaságban 10%-os mértéket meghaladó befolyással rendelkezik.

For the purpose of these Articles a "related party transaction" means a transaction between the Company and any significant shareholder of the Company (as defined below) or between the Company and any Associated Person in relation to a significant shareholder of the Company. For the purposes of these Articles, a "significant shareholder" means a person who has an influence in the Company exceeding 10%.

Az Igazgatóság köteles biztosítani, hogy a Társaság és annak bármely részvényese, illetve a Társaság és annak, illetve részvényeseinek Társult Személyei között kötendő ügyletek tisztességes piaci alapon kialkudott feltételeket tartalmaznak és ezen az alapon kerülnek teljesítésre is.

The Board of Directors shall make sure that any transaction to be entered into between the Company and any of its shareholders or between the Company and its or its shareholders' Associated Persons contains arms length conditions and is performed on such basis.

16.5 A jelen Alapszabály szempontjából "Társult Személynek" minősül a magánszemély esetén annak a Polgári Törvénykönyv 685. § b) pontjában meghatározott közeli hozzátartozója vagy bármely más személy vagy személyek, akik valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködnek az adott magánszeméllyel a Társaságban meglévő részvénytulajdonukon keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzenek vagy azt ilyen módon konszolidálják.

16.5. For the purposes of these Articles "Associated Person" means, in case of an individual, the close relatives of the individual, as defined in Section 685 b of the Civil Code or any person or persons who, pursuant to an agreement or understanding (whether formal or informal) actively cooperate with the individual through the holding or acquisition by any of them of shares in the Company to obtain or consolidate control of the Company.

A jelen Alapszabály szempontjából szervezet (bármely jogi személy vagy gazdasági társaság, ideértve a jogi személyiség nélküli gazdasági társaságokat is; a továbbiakban: "társaság") esetében Társult Személynek minősül az a személy vagy társaság,

For the purposes of these Articles "Associated Person" means in case of a body corporate (be it a legal person or a company without legal personality) a person or body corporate

(i) amely legalább 10 százalékos Érdekeltséggel rendelkezik a társaságban; vagy

(i) who owns at least a 10 per cent Interest in the body corporate; or

(ii) amely Lényeges Befolyással bír a társaság működésére; vagy	(ii) who has a Material Influence on the operation of the body corporate; or
(iii) amely választott vezető tisztségviselője vagy első számú vezetője vagy képviselője annak a társaságnak, amely a fenti 16.5 (i) és (ii) pontok alapján Társult Személynek minősül; vagy	(iii) who is the elected senior official or, chief executive officer or representative of a body corporate which is a Associated Person by virtue of Sections 16 (5) (i) and (ii) above; or
(iv) amelyben a társaság legalább 10 százalékos Érdekeltséggel rendelkezik; vagy	(iv) in which the body corporate owns at least a 10 per cent Interest; or
(v) amelynek működésére a társaság Lényeges Befolyással bír; vagy	(v) over which the body corporate has a Material Influence on its operations; or
(vi) amely a társaság Társult Vállalkozása; vagy	(vi) which is an Associated Company of the body corporate; or
(vii) amely valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködik az adott társasággal a Társaságban meglévő részvénytulajdonán keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzen vagy azt ilyen módon konszolidálja.	(vii) who, pursuant to an agreement or understanding (whether formal or informal), actively co-operates with the body corporate through the holding or acquisition by any of them of shares in the Company to obtain or consolidate, control of the Company.
"Érdekeltség" jelenti azt, ha valaki egy társaságban szavazati jogot biztosító tulajdonhányaddal rendelkezik.	An "Interest" exists if a person owns shares in a company, which carry with them a right to vote.
"Lényeges Befolyás" az adott társaság irányításának, ellenőrzésének jogát jelenti oly módon, hogy a társaság alapszabálya, társasági szerződése vagy alapító okirata (vagy más olyan szerződése, amelyben a társaság félként szerepel) értelmében képes a társaság egy vagy több vezető tisztségviselőjét kijelölni vagy ha valaki a társaság döntéseihez szükséges egyetértési joggal rendelkezik.	"Material Influence" means if a person has the right to manage and control a company either by an ability to appoint one or more senior officers of the company under the constitution of the company or under any contract to which the company is a party or otherwise or if a person has a consenting right which is required for the decisions of a company.
A jelen Alapszabályban a "Társult Vállalkozásra" vonatkozó hivatkozások egy adott társaság vonatkozásában azt a társaságot jelentik, amely annak Holding Vállalata vagy az adott társaságnak, illetve Holding Vállalatának a Leányvállalata. Ezen meghatározások tartalma a következő:	References in these Articles to "Associated Company" mean in relation to a company, a company, which is its Holding Company or a Subsidiary of it or of its Holding Company, as these terms are defined below.
Egy adott társaság egy másik társaságnak,	A company is a "Subsidiary" of another

illetve Holding Vállalatnak a Leányvállalata, ha ez a másik társaság:

(i) a szavazati jogok többségével rendelkezik az adott társaságban; vagy

(ii) az adott társaság tagja és képes a vezető tisztségviselők többségének megválasztásáról vagy visszahívásáról szóló döntést kieszközölni; vagy

(iii) az adott társaság tagja és egyedül vagy más részvényesekkel vagy tagokkal kötött megállapodása alapján, a szavazati jogok többsége felett ellenőrzést gyakorol az adott társaságban,

vagy ha az adott társaság egy olyan társaság Leányvállalata, amely maga is ennek a másik társaságnak a Leányvállalata.

company, or its "Holding Company", if that other company:

(i) holds a majority of the voting rights in it; or

(ii) is a member of it and has the right to appoint or remove a majority of its Board of Directors; or

(iii) is a member of it and controls alone, or pursuant to an agreement with other shareholders or members, a majority of the voting rights in it;

or if it is a Subsidiary of a company which is itself a Subsidiary of that other company.

16.6 Bármelyik Független Igazgató a szavazatok 1/10-ét képviselő részvényesek írásbeli kérelmére, a kérés kézhezvételétől számított tizenöt (15) napon belül köteles a Társaság szervezetével vagy működésével kapcsolatos bármely ügyet megvizsgálni. Bármelyik Független Igazgató jogosult a saját kezdeményezésére is ilyen vizsgálatot lefolytatni. Bármely Független Igazgató ezen felhatalmazása keretében jogosult a Társaság könyveit megvizsgálni és az Igazgatóság, a Felügyelő Bizottság tagjaival és a könyvvizsgálóval, valamint a Társaság bármely alkalmazottjával megbeszéléseket folytatni. Az Igazgatóság tagjai kötelesek minden segítséget megadni a Független Igazgató(k) részére ezen eljárása lefolytatásához. A vizsgálat eredményét jelentés formájában az Igazgatóság elé kell terjeszteni. Az Igazgatóság a jelentés kézhezvételétől számított harminc (30) napon belül határoz a jelentésről.

Bármelyik Független Igazgató jogosult a közgyűlésen beszámolni bármely olyan kérdésben, ami megítélése szerint a részvényesek tájékoztatása szempontjából szükséges.

16.6 Any Independent Director, within 15 days from the date it receives the written request, shall examine any corporate or business issue if shareholders representing at least one-tenth of the votes of the Company so request. Any Independent Director shall have the right to conduct such examination at his or her initiative at any time. Within this authorization, any Independent Director shall have the right to investigate the records of the Company and prepare interviews with members of the Board of Directors, the Supervisory Board and the Auditor and any employee of the Company and the members of the Board of Directors shall use their best efforts in giving their support to the Independent Director in this procedure. The results of the investigation shall be submitted in the form of a report to the Board of Directors. The Board of Directors shall make a decision or statement whichever is appropriate about the submitted report within 30 days from the date it receives the report.

The Independent Director shall be entitled to report to the General Meeting on any matters, which he or she considers should be brought to the attention of shareholders.

16.7 A Társaság vezérigazgatójának kinevezéséről és visszahívásáról az Igazgatóság dönt. A vezérigazgató az Igazgatóságtól kapott felhatalmazás alapján jogosult a Társaság

16.7 The Board of Directors shall decide on the appointment and dismissal of the Chief Executive Officer of the Company and shall exercise the employer's rights over the Chief

dolgozói felett a munkáltatói jogok gyakorlására, mely jogát a Társaság Szervezeti és Működési Szabályzatában foglalt keretek között és feltételekkel a Társaság egyes alkalmazottaira átruházhatja.

Executive Officer. The Chief Executive Officer shall have the right to exercise the employer's rights based on the authorization of the Board of Directors, which right may be transferred to certain other employees of the Company subject to the restrictions and in accordance with the provisions of the Organizational and Operational Rules of the Company.

17. Az Igazgatóság hatásköre és feladatai

17. Powers and duties of the Board of Directors

17.1 Az Igazgatóság hatásköre és feladatai a következők:

(a) a jelen Alapszabály 9. pontjában felsorolt, a közgyűlés kizárólagos hatáskörébe tartozó ügyekre vonatkozó javaslatok elkészítése és közgyűlés elé terjesztése;

(b) a Cégbírósághoz intézendő bejelentések megtétele;

(c) a Társaság Szervezeti és Működési Szabályzatának elfogadása;

(d) gondoskodás a Társaság üzleti könyveinek vezetéséről;

(e) döntés és intézkedés mindazon a kérdésekben, amelyek nem tartoznak a közgyűlés kizárólagos hatáskörébe;

(f) döntés a Társaság éves és középtávú konszolidált terveiről;

(g) a Társaság vezérigazgatójának, az operációs vezérigazgató-helyettesnek és a pénzügyi vezérigazgató-helyettesnek a kinevezése, visszahívása továbbá hatáskörének és bérezésének meghatározása;

(h) a Társaság dolgozói cégjegyzési jogosultságának meghatározása a jelen Alapszabály 22. pontjával összhangban;

(i) döntés az új részvényesek Részvénykönyvbe történő bejegyzéséről;

(j) a jelen Alapszabály 8.5 pontja

17.1 The Board of Directors shall have the following powers and duties:

(a) making proposals concerning issues falling within the exclusive scope of authority of the General Meeting according to Section 9 of these Articles, and presenting them to the General Meeting;

(b) submission of documents and reports to the Court of Registration;

(c) adoption of the Organizational and Operational Rules of the Company;

(d) keeping of financial records of the Company;

(e) decision on any issue and carrying out any duties not falling within the exclusive competence of the General Meeting;

(f) decision on the Company's consolidated annual and medium-term plan;

(g) appointment and dismissal as well as determination of the authority and remuneration of the Chief Executive Officer, The Chief Operational Officer and the Chief Financial Officer of the Company;

(h) authorization of employees of the Company to sign on behalf of the Company in accordance with Section 22 of these Articles;

(i) decision on registration of new shareholders in the Register of Shares;

(j) obliged and entitled, in accordance

szerint jogosult és köteles a nyilvános vételi ajánlatot véleményezni;

(k) a vezetői részvény programmal összhangban a jogosult személy részére jogosultság felajánlása részvények jegyzésére;

(l) döntés alaptőke emelésről a 17.2 pontban foglaltakkal összhangban;

(m) a 16.4 pontban meghatározott társult ügyletek jóváhagyása (amennyiben az adott ügylethez a társasági törvény alapján a közgyűlés vagy a Felügyelő Bizottság jóváhagyása szükséges, akkor azt a jóváhagyást is be kell szerezni);

(n) negyedévente a Felügyelő Bizottság, évente pedig a közgyűlés részére jelentés készítése az ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról;

(o) a jelen Alapszabály egyéb rendelkezéseiben és a vonatkozó jogszabályokban meghatározott egyéb kötelezettségek teljesítése és jogok gyakorlása;

(p) a Társaság üzleti évének meghatározása; és

(q) a Társaság kizárólagos tulajdonában lévő Leányvállalatok fölötti tulajdonosi jogok gyakorlása.

17.2 Az Alapszabály ezennel felhatalmazza az Igazgatóságot arra, hogy a Társaság alaptőkéjét 2002. szeptember 16-tól évente, az adott, ettől az évközi időponttól számított egy éves periódus első napján bejegyzett alaptőke maximum 25 százalékával felemelje, amely felhatalmazás 2007. szeptember 16-ig érvényes. Az alaptőke-emeléshez az Igazgatóság kétharmados többséggel elfogadott határozatára van szükség. Az Igazgatóság nem jogosult új részvénysorozathoz tartozó részvények kibocsátását elrendelni. Az Igazgatóság ezen alaptőke-emeléseknél saját hatáskörén belül jogosult meghozni a szükséges határozatokat,

with Section 8.5, to give its opinion on the public purchase offer;

(k) offering to eligible persons the option to acquire shares in accordance with the Management Share Option Plan of the Company;

(l) decision concerning share capital increase in accordance with Section 17.2 below;

(m) approval of related party transactions as defined in Section 16.4 (if such transaction requires the approval of the General Meeting or the Supervisory Board in accordance with the Companies Act, than such approval must also be obtained);

(n) preparation of a report quarterly to the Supervisory Board and annually to the General Meeting on the management, financial condition and business policy of the Company;

(o) performing obligations and exercising rights set out in other Sections of these Articles or by law;

(p) determining the Financial year of the Company; and

(q) exercising the ownership rights over the Subsidiaries that are in the exclusive ownership of the Company.

17.2 The Articles of Association authorize the Board of Directors to increase the Company's share capital from 16 September 2002 yearly up to a maximum of 25 per cent of the share capital registered on the first day of the yearly period calculated from such date which authorization is valid until 16 September 2007. The Board of Directors shall approve the resolution by a two-third qualified majority to increase the registered capital. The Board of Directors is not authorized to issue a new series of shares. The Board of Directors within its power to increase the share capital is authorized to bring all necessary resolutions and submit to

az alaptőke emeléshez szükséges dokumentumokat aláírni és szerződéseket megkötni, valamint benyújtani az alaptőke emeléssel kapcsolatos dokumentumokat a Cégbírósághoz.

the Court of Registration the documents relating to the increase and to enter into contracts and sign documents which pertain to such share capital increase.

FELÜGYELŐ BIZOTTSÁG

SUPERVISORY BOARD

18. A Felügyelő Bizottság tagjai

18. Members of the Supervisory Board

18.1 A Felügyelő Bizottság 3-7 tagból áll, tagjait a dolgozók által választott tag kivételével a közgyűlés választja meg három (3) éves időtartamra. Időközi választással választott felügyelő bizottsági tag megbízatása a Felügyelő Bizottság tagjai megbízatásának lejártáig tart.

18.1 The Supervisory Board shall consist of 3 - 7 members, who shall be elected by the General Meeting (except for the employee delegated member) for a term of three years. The term of a member of the Supervisory Board elected as a member of the Supervisory Board through an interim election shall be extended to the date of expiry of the term of the members of the Supervisory Board.

18.2 A Felügyelő Bizottság tagjai maguk közül egyszerű szótöbbséggel elnököt választanak.

18.2 The Supervisory Board shall elect a chairman from among its members by majority votes.

18.3 A Felügyelő Bizottság elnöke összehívja és vezeti a Felügyelő Bizottság üléseit, kijelöli a jegyzőkönyvvezetőt, elrendeli a szavazást és megállapítja annak eredményét.

18.3 The chairman of the Supervisory Board convenes and presides over the meetings of the Supervisory Board, assigns the person who keeps the minutes of the meetings, orders voting and determines the outcome of voting.

18.4 A Felügyelő Bizottság ülését annak bármely tagja is összehívhatja az ok és a cél megjelölésével, ha ez irányú kérésüket az elnök nyolc (8) napon belül nem teljesíti.

18.4 Any member of the Supervisory Board may convene a meeting of the Supervisory Board by indicating the reason and objective, if their relevant request is not satisfied by the chairman within 8 days.

19. A Felügyelő Bizottság hatásköre és feladatai

19 Powers and duties of the Supervisory Board

19.1 A Felügyelő Bizottság hatásköre és feladatai a következők:

(a) a közgyűlés elé terjesztendő valamennyi fontos jelentés, továbbá a pénzügyi jelentések (mérleg, eredménykimutatás és cash-flow kimutatás) megvizsgálása és arról jelentés tétele a közgyűlésnek;

(b) a közgyűlés haladéktalan összehívása abban az esetben, ha a jogszabályokba vagy a jelen Alapszabályba ütköző intézkedéseket vagy a Társaság érdekeit sértő mulasztásokat

19.1 The Supervisory Board shall have the following powers and duties:

(a) reviewing each important report submitted to the General Meeting, examination of the financial statements (balance sheet figures, profit and loss statement and cash flow statement), and submission of a relevant report to the General Meeting;

(b) convening a General Meeting without delay in case measures taken by the Company in contravention of laws or these Articles, or default/abuse of authority within the Company is

avagy visszaéléseket tapasztal;

(c) a Társaság vezetésének felügyelete; és

(d) a jogszabályokban és a jelen Alapszabályban előírt egyéb feladatainak ellátása.

19.2 A Felügyelő Bizottság maga állapítja meg ügyrendjét és azt a közgyűlés elé terjeszti jóváhagyásra.

KÖNYVVIZSGÁLÓ

20. A Társaságnál egy könyvvizsgáló működik. A könyvvizsgáló megbízatása három éves időtartamra szól.

21. A könyvvizsgáló hatásköre és feladatai

(a) a Társaság üzleti könyveinek ellenőrzése;

(b) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslat megvizsgálásáról szóló jelentés elkészítése;

(c) a jogszabályokban és a jelen Alapszabályban meghatározott egyéb kötelezettségek teljesítése.

A TÁRSASÁG CÉGJEGYZÉSE

22. A Társaság cégjegyzésére jogosultak

(a) az Igazgatóság elnöke és a vezér-igazgató önállóan;

(b) két igazgatósági tag együttesen;

(c) az Igazgatóság bármely tagja (ide nem értve az a) pontban foglalt esetet) egy erre felhatalmazott társasági alkalmazottal együttesen;

(d) az Igazgatóság által erre

revealed that interfere with the Company's interest;

(c) controlling of Company management; and

(d) other duties as stipulated by these Articles of Association and the law.

19.2 The Supervisory Board shall adopt its own rules of procedure and shall submit them to the General Meeting for approval.

THE AUDITOR

20. The Company shall have one Auditor elected for three years.

21. Powers and duties of the Auditor.
The Auditor shall have the following powers and duties:

(a) supervision of Company records;

(b) preparation of a report on the examination of the annual financial report of the Company prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits; and

(c) other duties as stipulated by these Articles of Association and the law.

SIGNING ON BEHALF OF THE COMPANY

22. The following persons shall be entitled to sign on behalf of the Company:

(a) the Chairman of the of Directors or the Chief Executive Officer individually;

(b) two other Board of Directors members jointly;

(c) any Board of Directors member (other than those described in a) above) together with a duly authorized Company employee;

(d) two Company employees

felhatalmazott két társasági alkalmazott együttesen.

23. A Társaság cégjegyzése akként történik, hogy a géppel vagy kézzel előírt, előnyomtatott cégnév alá a jegyzésre jogosult személy, illetve személyek, a hiteles cégaláírási nyilatkozat szerinti saját névaláírásukat csatolják.

A PÉNZÜGYI JELENTÉSEK JÓVÁHAGYÁSA ÉS A NYERESÉG FELOSZTÁSA

24. A Társaság üzleti éve január 1-től december 31-ig tart.

25. Minden pénzügyi év végét követő négy (4) hónapon belül a Társaságra vonatkozó pénzügyi jelentést (mérleget, eredménykimutatást és cash-flow kimutatást) el kell készíteni angol és magyar nyelven a magyar (mind konszolidált, mind pedig nem konszolidált formában), valamint az egyesült államok-beli számviteli szabályok ("US GAAP") szerint konszolidált formában. A Társaság szintén köteles negyedéves konszolidált pénzügyi jelentést készíteni a US GAAP szerint. A Társaság továbbá elkészíti a Tpt. által meghatározott jelentéseket, valamint azon tőzsde által előírt pénzügyi jelentéseket, amelyre a Társaság részvényei bevezetésre kerültek.

26. Az alaptőke terhére a részvényeseknek osztalékot vagy kamatot megállapítani vagy fizetni nem szabad.

27. Osztalékra azok jogosultak, akik a Részvénykönyvben az osztalékfizetés kezdőnapján részvényesként szerepelnek a társasági törvénnyel, a jelen Alapszabállyal és a KELER szabályzataival összhangban. A fel nem vett osztalék követelésére való jog az osztalék esedékességétől számított öt év elteltével évül el.

28. Az osztalékfizetés kezdőnapja az osztalékot megállapító évi rendes közgyűlés napját követő 21. munkanap, kivéve ha a közgyűlés e célból későbbi időpontot vagy időpontokat állapít meg.

29. A Társaság az osztalékot banki, postai átutalással vagy készpénzben fizeti ki. A Társaság a banki, postai átutalást a részvényes (közös képviselő) vagy az általa

together, if duly authorized by the Board of Directors.

23. The authorized person or persons shall join his/their own signatures to the pre-written, pre-typed or pre-printed official name of the Company the same way as his/their signature is certified by a notary and submitted to the Court of Registration for registration.

APPROVAL OF THE FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFIT

24. The business year of the Company extends from 1 January until 31 December.

25. Within four (4) months from the end of each business year financial statements (balance sheet, profit and loss statement and cash-flow statement) must be drawn up both in English and Hungarian in accordance with Hungarian accounting laws (both consolidated and unconsolidated) and US GAAP (consolidated). In addition the Company shall prepare quarterly consolidated financial statements in accordance with US GAAP. The Company shall also prepare the relevant reports required by the Capital Market Act and such interim financial statements as are required by any stock exchange on which its shares are listed.

26. No dividend or interest shall be provided or paid to shareholders from the share capital.

27. Those shareholders are entitled to dividends who are registered in the Register of Shares as shareholders on the commencement date of the payment of dividend in accordance with the Companies Act, these Articles and the rules of KELER. The right to unclaimed dividends shall lapse in five years following its due date.

28. The commencement date of the payment of dividend shall be the 21st business day following the Annual General Meeting declaring the dividend, except if the General Meeting decides on a later commencement date or dates.

29. Dividends shall be paid by the Company by bank remittance, postal transfer or in cash. The Company shall make out (or have it

megjelölt személy(ek) részére teljesíti a részvényesnek a Részvénykönyvben feltüntetett címére vagy más, a részvényes által megjelölt címre vagy a részvényes által megjelölt bankszámlára. Az osztalék összegét a Társaság pénztáránál személyesen is át lehet venni, ha ilyen szándékról a részvényes az esedékességet megelőzően legalább 8 munkanappal írásban értesítette a Társaságot.

made out) the remittance, postal order to the shareholder (joint representative) or of the person(s) indicated by the shareholder and shall send them to the address of the shareholder indicated in the Register of Shares or to any other address specified by the shareholder, or to the bank account indicated by the shareholder. The sum of the dividend also can be obtained personally at the cashier's office of the Company, if the shareholder notified the Company in writing at least 8 business days before the dividends become due of his intention.

30. Az osztaléknak a részvényes által történő késedelmes felvétele miatt a Társaságot kamatfizetési kötelezettség nem terheli.

30. The Company shall not be obliged to pay interest on dividends if the shareholder takes the dividends after the due date.

HIRDETMÉNYEK

ANNOUNCEMENTS

31. Amennyiben jogszabály kifejezetten mást nem ír elő, a Társaság a hirdetményeit a Magyar Tőkepiac című országos napilapban egy ízben, valamint a Budapesti Értéktőzsde www.bet.hu, valamint a Társaság www.nabi.hu címen elérhető Internet honlapján teszi közzé.

31. Unless the law stipulates otherwise, the Company shall publish its announcements in the national daily newspaper Magyar Tőkepiac once, and also on the Internet homepage of the Budapest Stock Exchange available at www.bse.hu and the internet homepage of the Company available at www.nabi.hu .

32. A jelen Alapszabályból eredő, a részvényesek között vagy a részvényesek és a Társaság között felmerülő valamennyi jogvita eldöntésére a Társaság és a részvényesek alávetik magukat a Magyar Kereskedelmi és Iparkamara mellett szervezett Állandó Választottbíróság, Budapest kizárólagos döntésének azzal, hogy a Választottbíróság a saját Eljárási Szabályzata szerint jár el.

32. In case of each and every legal dispute arising from these Articles between the shareholders or between the shareholders and the Company, the parties submit themselves to the exclusive authority of the Permanent Arbitration attached to the Hungarian Chamber of Industry and Trade which acts in accordance with its own Rules of Procedure.

A TÁRSASÁG MEGSZŰNÉSE, VÉGELSZÁMOLÁS

WINDING UP OF THE COMPANY

33. A Társaság megszűnik, ha

(a) a közgyűlés elhatározza jogutód nélküli megszűnését;

(b) a Társaság más társasággal egyesül, abba beolvad, szétválik vagy más társasági formába átalakul;

(c) a Cégbíróság megszűntnek nyilvánítja; vagy

(d) a bíróság felszámolási eljárás

33. The Company shall cease to exist if

(a) the General Meeting decides to cease operation without having a legal successor;

(b) the Company merges with another company, becomes a part of another company, dissolves or is transformed into another company form;

(c) the Court of Registration declares the Company as having ceased to exist;

(d) the court dissolves the Company

során megszünteti.

34. Ha a Társaság felszámolási vagy végelszámolási eljárás során megszűnik, a részvényes a felszámolás vagy a végelszámolás eredményeként jelentkező felosztható vagyon részvényeivel arányos hányadára jogosult.

Ellenjegyezte:

in the course of liquidation proceedings.

34. In case the Company ceases to exist due to liquidation or winding-up, the part of the proceeds of such liquidation or winding-up remaining after satisfaction of claims against the Company shall be apportioned among the shareholders in proportion to their shares in the share capital of the Company.

Countersigned by:

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWSRELEASE

June 27, 2002

NABI's new European bus models

During the ceremonial plant opening held in Kaposvár (Hungary) today NABI introduced its new 9,5 meter long low floor Solo and three door Excel models intended for sale in the left hand drive markets of Europe.

The public met for the first time today with the left hand drive version of the Optare Solo model that won the Millennium Product Award and the Queen's Award for Enterprise. Revolutionary feature of this entirely stainless bodied 9,5 meter long, low floor bus is its passenger entry door located after the front axle allowing for an ultra low passenger entry level.

A EURO 3 Mercedes engine powers the Solo, that is equipped with an Allison 2000 automatic transmission and is capable of transporting a maximum 34 seated passengers. This model – available in both one and two passenger door versions – forms an independent category in Hungary as no other manufacturer offers a low floor bus in this length. The Solo enables the economic operation of routes that have smaller passenger volumes not warranting the use of a full size (12m) bus.

NABI also introduced today the three passenger door version of its 12 meter long low floor Excel transit bus. The Excel, that also features a completely stainless integral body, is powered by a EURO 3 Mercedes engine similarly to the Solo, and is equipped with an Allison automatic transmission.

The three passenger door version suits the operators of those public transit routes that have many frequent stops and require large capacity coupled with quick passenger turnover. The Kaposvár Transit Company will place 4 such buses into revenue service this coming September.

Operation of both NABI models launched today is exceptionally economic – compared to the bus models widely used in Hungary today – thanks to their modern powertrains, completely stainless bodies and the ingenious engineering solutions employed during their design, while simultaneously they satisfy the highest environmental and passenger comfort requirements.

- END -

<u>Further infomration</u>: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWS RELEASE

June 27, 2002

New NABI corporate identity

The NABI Group is currently in its ninth year of operations. Since 1994 the Group has increased its consolidated annual revenues in the US and UK markets twenty-fold, as it realized revenues of US$ 350 million in 2001 compared to USD 15 million in 1994.

Logical direction of the Group's further development points to new markets and requires opening towards every considerable bus market. NABI today has the suitable products, professional team, and business model needed to succeed in those markets. The only ingredient missing so far was a corporate identity capable of effectively representing these values.

Today NABI introduced its new corporate identity, which helps the company to present a modern appearance that corresponds with its high professional standards.

NABI's blue and green colored new logo (as it appears in the header of this news release) simultaneously reflects the company's dynamism, reliability and innovative capabilities. As a result of the renewed corporate identity, NABI is prepared to enter the global arena with its exceptional products in a style proper for the 21st century.

- END -

Further information: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWSRELEASE

June 27, 2002

Speech of NABI Founding Chairman, Peter Róna

Péter Róna, Founding Chairman of NABI delivered the following speech during the ceremonial opening of the company's new plant in Kaposvár, Hungary on June 27, 2002:

"I was asked by a journalist recently to briefly describe NABI's past and present. After a moment of hesitation I said: the almost decade long story of our company is one of denial of denials. And it applies both ways!

The half-hearted and the malicious were doubtful about the chances of survival of our newly established small-sized enterprise at a time when signs of decline in the once flourishing Hungarian bus industry began to turn up.

NABI gave a punchy answer to the half-hearted: not only did the company survive the past years, but it also became one of the success stories of the Hungarian vehicle manufacturing industry. Most obvious evidence of this is provided by the fact that the NABI Group became the genuine Hungarian multinational company through its ownership of manufacturing subsidiaries in both the US and the UK. Based on its size, it has the illustrious twentieth place among Hungarian companies.

NABI's history is an example of the dialect of denial, also because the essence of the company's philosophy is not simply to manufacture products, but rather to provide a versatile service; namely periodically renewal of product and technology, that keeps pace with the latest achievements in research and development, and generates new demands by customers.

The half-hearted once asked: what is venture capital– First Hungary Fund – doing in a stranded, tumbling industry such as bus manufacturing? Well, NABI's story also stands to prove that there are no stranded industries. Outdated and mistaken strategies, however, are certainly possible.

The secret of NABI's success – may be not secret, but key of it – is the combination of excellent Hungarian design engineering talent and skilled shopfloor labor joined

with the motivational and organizing power of capital, the discipline required by a highly demanding market and last but not least a forward looking, self-innovating company management.

This century old Hungarian bus manufacturing history has become youthful once again within the boundaries of NABI and remains young even today. In attempting to integrate every industrial development applicable to the vehicle industry from computer aided design methods all the way to the use of revolutionary new materials. Proof of this are the new buses behind me and this new Kaposvár plant creating up to 500 new jobs.

The debate about the true nature of the system change from socialism to capitalism is still ongoing in Hungary today. Both ideological and political answers are indeed possible. The essence of these replies can be summarized in that the place of the East in Hungary has been taken over by the West. Without wanting to argue with the truth in this undoubtedly simplified reply the system change can not be a one-way street. Freedom and democracy can not be solely measured by how deeply the West penetrates into Hungary, but also how deeply we Hungarians are capable of penetrating into the countries of the West. Penetrate with out scientific, cultural and economic values! I think it is not overly confident for me to say that NABI with its values fulfills exactly this mission."

- END -

Further infomration: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWSRELEASE

June 27, 2002

NABI Kaposvár factory opening

The ceremonial opening of NABI's new factory in Kaposvár, Hungary (about 100 miles southwest from the capital, Budapest) will be held at 4 p.m. on Thursday, June 27, 2002.

The construction of the 5000 square meter composite bus body manufacturing facility started in May, 2001 as the initial phase of NABI's bus manufacturing complex in Kaposvár. The facility to be inaugurated will assume the manufacturing of the bus bodies for NABI's revolutionary new CompoBus™ product line of glass fiber reinforced composite bodied integral buses. The composite bus body factory, which will employ 100 people by the end of 2002, was built in a HUF 1.4 billion capital expenditure project. Prior to this investment, NABI invested more than HUF 3 billion for the development of the CompoBus™ product line, the acquisition of the proprietary technology, and the manufacturing equipment. Total capacity of the facility is between 200-250 composite bus bodies per year.

Mónika Lamperth, Minister of Interior Affairs, László Kovács, Minister of Foreign Affairs, Károly Szita, Mayor of the City of Kaposvár, Péter Róna, the Founding Chairman of NABI, and Andy Rácz, Chief Executive Officer will address the audience at the opening ceremony. Other prominent individuals participating in the ribbon cutting ceremony are British Ambassador Nigel Thorpe and Janet Garvey, Chief of Mission at the Budapest Embassy of the United States. The opening ceremony will be followed by a factory tour and a press conference.

Outline of the second phase development, a 7200 square meter bus assembly plant, is already visible at the site. The new facility will be erected in a capital expenditure project of approximately HUF 2 billion. It is expected to begin operations at the end of 2002 with approximately 100 employees. The initial capacity of the facility will be 200-250 buses annually; however, depending on market development it may be expanded up to 1000 vehicles per year.

- END -

Further information: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWSRELEASE

August 13, 2002

NABI Rt's H1 2002 Interim Report

NABI Rt. informs its honorable shareholders that the Company prepared its H1 2002 interim report, which is available for viewing and downloading at the Internet Communication System of the Budapest Stock Exchange (www.bse.hu) and the Company's website (www.nabi.hu). Direct sending of the interim report may be requested at:

Telephone: +36-1 401-7212
E-mail: corporate.office@nabi.hu

- END -

Further information: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWSRELEASE

August 23, 2002

Supplement to the invitation to the Extraordinary General Meeting of Shareholders of NABI Rt

The Board of Directors of NABI Észak-Amerikai Járműipari Rt. (45. Újszász u., 1165 Budapest) convened the Company's extraordinary general meeting of shareholders for 9:30 a.m. on Monday, September 16, 2002. The invitation to the general meeting was published in the daily newspaper "Magyar Tőkepiac", on the web-site of the Budapest Stock exchange, and on the Company's web-site on August 15, 2002.

The Company's Board of Directors hereby informs its honorable shareholders that based on the request of a shareholder, submitted in accordance with section 230 (1) of the Companies Act, that in compliance with its obligation determined by § 231 of the Companies Act it had added to the agenda of the extraordinary general meeting of shareholders for 9:30 a.m. on Monday, September 16, 2002 the following item:

7. The identification of the Kaposvár plant as the Company's branch

The numbering of Items 7 and 8 as in the announcement published on August 15, 2002 will implicitly change. Additionally, Company's Articles of Association will be amended in connection with the new branch. The agenda of the general meeting, published on August 15, 2002 remains unchanged in every other respect.

The Board of Directors of NABI Észak-Amerikai Járműipari Rt.

- END -

Further information: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWS RELEASE

September 5, 2002

Proposals for the Extraordinary General Meeting of Shareholders of NABI Rt

The Board of Directors of NABI Észak-Amerikai Járműipari Rt. convened the Company's extraordinary general meeting of shareholders for 9:30 a.m. on Monday, September 16, 2002. The invitation to the general meeting and its supplement were published on August 15, 2002, and August 23, 2002, respectively.

The changes to the Articles of Association of NABI Rt. proposed to shareholders may be found in the Appendix of this news release. Additional information regarding further proposals for the Extraordinary General Meeting of Shareholders may be requested at:

Telephone:	+36-30 990-0411
E-mail:	tarsasagi.iroda@nabi.hu

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Further information: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt.
1165 Budapest
Újszász utca 45.

Tel: +1-401-7399
Fax: +1-407-2931
Internet: www.nabi.hu

NEWS RELEASE

September 24, 2002

One of NABI's Executives Purchased NABI shares

NABI Rt. informs the honorable investors that Mr. Peter Horvath, Director of Finance of NABI Rt., purchased 1,900 NABI shares at an average price of HUF 3,350 on September 24, 2002 through Buda-Cash Brókerház Rt.

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Further information: contact Ákos Érsek, Corporate Affairs Director (akos.ersek@nabi.hu, +36-30-9900411) or NABI's Corporate Office (corporate.office@nabi.hu, +36-1-401-7212)

NABI Rt
1165 Budapest Újszász utca 45.

Tel: +36-1-401-7399
Fax: +36-1-407-2931
Email: nabihq@nabi.hu
www.nabi.hu

Newsrelease

September 25, 2002

NABI unveils three new production buses for USA public transport

To a large and enthusiastic audience at the International Public Transportation Expo in Las Vegas today, North American Bus Industries (NABI) showcased three new production buses today, including a formal unveiling of its 45-foot CompoBus (Model 45C-LFW) destined for Phoenix's new bus rapid transit (BRT) service. The 45-foot CompoBus will provide public transport systems with a new tool to dramatically improve their fleet productivity and increase passenger capacity by 18% per bus.


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In addition, NABI introduced to the industry its all-new Model 60-LFW, a high-capacity, low-floor articulated transit bus. Chicago Transit Authority has ordered 151 of these new buses.


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This revolutionary new 45-foot CompoBus for Phoenix is the first vehicle delivered in North America expressly designed for a new BRT line. BRT is a concept that employs several characteristics of rail public transport, namely attractive design, segregated roadways, priority in mixed traffic and appealing stations and other passenger amenities to increase bus service quality and to attract people out of their private automobiles. To date, the USA government estimates that American cities are planning or developing more than 40 BRT projects.

In addition to Phoenix's order of 56 buses, two other cities have ordered the 45-foot CompoBus. The City of Tempe, outside Phoenix, awarded a contract to NABI for eight, and the Los Angeles County Metropolitan Transportation Authority (LACMTA) ordered 30 Model 45C-LFW CompoBuses, with options for 70 additional buses. Like Phoenix's, Tempe's will be liquefied natural gas fueled, while L.A.'s will be powered by compressed natural gas. NABI expects to announce at least two more orders of the Model 45C-LFW in the coming months.

"The 45-foot CompoBus represents a paradigm shift for transit operators," said András Rácz, CEO of NABI Group, at the unveiling. "By introducing the 45-foot CompoBus into the marketplace, NABI also gives service planners another choice between a 40-foot bus and a 60-foot articulated bus."

The unique unitized composite body allows NABI to extend the bus length by another five feet, which puts seven more seats on the two-axle bus without substantially affecting other operating costs. In fact, since the bus is impervious to rust and corrosion, operating costs might actually be proven to be lower than steel buses in many cities.

The third vehicle on display was the Model 40C-LFW CompoBus, which will be delivered to the LACMTA. NABI's CompoBuses feature a unique unitized composite body construction that is thousands of pounds lighter than their metal counterparts. The composite material's lower weight also means less fuel consumption and brake wear. L.A. ordered 20 Model 40C-LFWs, and the Antelope Valley Transit Authority in Lancaster, CA has ordered six.

Production of both 45-foot and 40-foot CompoBuses has already begun at NABI's new factory in Kaposvar, Hungary, which was built specifically for CompoBus manufacturing.

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For more information:
Ákos Érsek, Corporate Affairs Officer
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 or e-mail akos.ersek@nabi.hu

NABI Rt
1165 Budapest Újszász utca 45.

Tel: +36-1-401-7399
Fax: +36-1-407-2931
Email: nabihq@nabi.hu
www.nabi.hu

Newsrelease

September 26, 2002

NABI wins through to finals of the Economist's 'Global Corporate Achievement' Awards

NABI Bus Industries (NABI) has won a place in the finals of the prestigious Economist Intelligence Unit (EIU) 2002 Global Corporate Achievement Awards. The Awards recognize outstanding achievements in financial performance, strategic vision, leadership, talent, innovation and brand image. The overall winner will be announced on November 13.

NABI is one of only 30 companies to have been selected from a global line-up of 175 of the most distinguished corporations – other finalists joining the company include Porsche, Volkswagen, Toyota, and Honda. NABI's selection reflects its dramatic growth in the US transit bus market where it is a top three player with an order book in excess of $1.1 billion.

This week NABI confirmed its record of innovation and growth by launching two revolutionary new products at the International Public Transportation Expo in Las Vegas. The 45-foot (13,5m) long low floor model employs patented composite body technology to reduce weight, thus increasing passenger capacity by 18% with no additional operating cost. The new 60-foot (18m) vehicle is a low floor articulated bus.

In the Europe, Middle-East and Africa section of the EIU Awards, NABI was one of only ten companies to be named as finalists out of nearly 70 nominated. The selection was made by an expert panel consisting of leading business figures, including the CEOs of Ford Premier Automotive Group, Nissan, Oracle and Schlumberger and distinguished scholars from the London School of Business, Harvard, INSEAD and Hitotsubashi Unversity in Japan.

Commenting on the EIU announcement, Andy Rácz, NABI's CEO, said: "To be recognized in such distinguished company is a real honor for our company. Although we obviously await news of the overall winner eagerly, to have got this far is a major tribute to the growth of our business, which is the smallest and

youngest to date among the nominees, and our successes achieved despite the often hostile conditions of the past 12 months".

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NOTES TO EDITORS:

- Further details are available at www.eiu.com
- NABI is based in Hungary and listed on the Budapest Stock Exchange. It has subsidiaries in the US (NABI Inc.) and in the UK (The Optare Group).
- The 45C-LFW CompoBus model and the 60-LFW low floor articulated bus model





For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 or e-mail akos.ersek@nabi.hu

NABI

NABI Bus Industries Rt
1165 Budapest Újszász utca 45.

Tel: +36-1-401-7399
Fax: +36-1-407-2931
Email: nabihq@nabi.hu
www.nabi.hu

Newsrelease

October 11, 2002

NABI wins CompoBus™ order from Chicago

NABI Bus Industries (NABI Group) received a new order under the fleet modernization program of the Chicago Transit Authority (CTA) for the delivery of 25 of its new, 45C-LFW type CompoBus™ model. This order - worth approximately US$ 9 million - follows the CTA.s previous procurement for 230 60LFW type (60-foot long low floor articulated) buses announced on January 12, 2001.

Following the decision by the Chicago Transit Board Frank Kruesi, President of CTA said the following: .The CompoBus. will be a great addition to our improving fleet. The combination of a light weight fiberglass body and a low-emission engine will significantly reduce fuel costs without sacrificing performance throughout the operating life of the vehicle. This helps us attract new customers to public transit while retaining current customers and reaffirms our commitment to provide service that is on-time, clean, safe and friendly.. The 45-foot (13.5m) long low floor buses equipped with the latest diesel engines will be delivered in the first half of 2004.

.The NABI Group was pleased to receive the order from Chicago., said Andy Rácz, Chief Executive Officer of the Group adding, that . .this made Chicago the first CompoBus. customer in the eastern half of the USA..

Severe winters and hot, humid summers present substantial demands on buses operated in the east half of the United States. This realizes in greater maintenance needs compared to those vehicles that are operated under milder weather conditions. The CompoBus. product line was designed by NABI with giving the needs for low maintenance a high priority.

With the current order NABI.s order and option backlog for the diesel, liquefied or compressed natural gas (LNG and CNG) driven versions of the 40C-LFW and the 45C-LFW CompoBus.-es reached 215 units work in excess of US$ 75 million. The production of CompoBus.-es is ongoing continuously at the Kaposvár factory of NABI in Hungary.

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For more information:

Ákos Érsek, Corporate Affairs Director

Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail akos.ersek@nabi.hu

NABI Bus Industries Rt
1165 Budapest Újszász utca 45.

Tel: +36-1-401-7399
Fax: +36-1-407-2931
Email: nabihq@nabi.hu
www.nabi.hu

Newsrelease

October 14, 2002

Amendment of NABI's company name and conclusion of a legal proceeding

The (Budapest) Metropolitan Court acting as the Court of Registration has registered the decisions of NABI's extraordinary general meeting of shareholders – held on September 16, 2002 – among them the resolution on amending the company's name. Accordingly the company's long name changes as of today to **NABI Autóbuszipari Részvénytársaság** (in English: NABI Bus Industries Rt).

The short name of the company remains unchanged (in both Hungarian and English) at: **NABI Rt.**

The civil proceeding initiated against NABI by the public transit company of Philadelphia, PA (SEPTA: Southeastern Pennsylvania Transportation Authority) – released by the company on October 10, 2001 – was settled, and subsequently dismissed with prejudice. The settlement does not have an economic effect on the NABI Group.

In connection with this development, Andy Rácz, CEO of the NABI Group said the following: "At the signing of the agreement SEPTA expressed its wish that NABI will submit a bid to its ongoing procurement for 360 buses; a request, which the company will gladly satisfy."

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For more information:
Ákos Érsek, Corporate Affairs Director
Tel: +36-30-9900411, +36-1-401-7100 Fax: +36-1-407-2931 E-mail akos.ersek@nabi.hu